Exhibit 99.1

Exhibit 99.1 FORM 51-102F4 BUSINSS ACQUISITION REPORT UNDER NATIONAL INSTRUMENT 51-102 Item 1 Identity of Company 1.1 Name and Address of Company Sandstorm Gold Ltd. Suite 1400 – 400 Burrard Street Vancouver, BC V6C 3A6 Reference to the “Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires. 1.2 Executive Officer Erfan Kazemi Chief Financial Officer Telephone: (604) 689-0234 Item 2 Details of Acquisition 2.1 Nature of Business Acquired Summary Through a series of transactions, the Company acquired an aggregate of 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc. (“Premier Royalty”). The 46,678,221 Common Shares of Premier Royalty, owned by the Company represents approximately 59.9% of their currently issued and outstanding shares. Business of Premier Royalty Premier Royalty is a public company whose common shares are listed for trading on the Toronto Stock Exchange. Premier Royalty is in the business of acquiring royalty interests in mineral properties that are advanced staged development projects or operating mines. Premier Royalty continually reviews opportunities to acquire existing royalties, to create new royalties or similar interests (such as streaming interests) through the financing of mine development or exploration, or to acquire companies that hold royalties or similar interests. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from a project after deducting specified costs, if any. In addition to nine earlier stage non-producing royalties on exploration stage properties located in the Province of Ontario, the State of Nevada, Mexico and Argentina, Premier Royalty, through its wholly-owned subsidiary, Premier Royalty Corporation, is party to six producing royalty contracts on a total of eight cash flowing operations. Premier Royalty does not conduct mining operations, nor is it required to contribute to capital costs, exploration costs, environmental costs or other mining costs on the properties in which it holds royalty interests.

2.2 Acquisition Date On January 17, 2013, the Company acquired 2,022,400 common shares of Premier Royalty. On January 29, 2013, the Company acquired a further 33,655,821 common shares and an aggregate of 6,965,676 warrants of Premier Royalty. On January 30, 2013, the Company acquired an additional 11 million common shares of Premier Royalty. 2.3 Consideration On January 17, 2013, the Company purchased 2,022,400 common shares (“Common Shares”) of Premier Royalty at a price of C$2.00 per Common Share, for cash consideration of C$4,044,800, pursuant to Premier Royalty’s prospectus offering. The source of funds for this initial acquisition was cash on hand. On January 28, 2013, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”) to acquire Common Shares and warrants (the “Warrants”) of Premier Royalty. The Company purchased 33,655,821 Common Shares, which represented approximately 43.2% of the issued and outstanding shares of Premier Royalty at that time, plus an aggregate of 6,965,676 Warrants, each exercisable to acquire one common share of Premier Royalty at a price of C$2.00. Of the Warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014. Pursuant to the terms of the Agreement, the Company issued Premier Gold 5,604,277 special warrants (subject to the approval of the Toronto Stock Exchange, which was received) each being exercisable into one common share of the Company. To date, Premier Gold has exercised an aggregate of 4,203,208 of the 5,604,277 special warrants, leaving a balance of 1,401,069 yet to be exercised. The Company also provided Premier Gold with a temporary six month credit facility of up to US$70 million (the “Facility”), which bears interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its own revolving debt facility. As of the current date, a maximum of US$17.5 million may be drawn down by Premier Gold under this Facility and, to date, no funds have been drawn by Premier Gold under the Facility. The Agreement also contains a top up provision whereby if the Company acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by the Company under the Agreement, the Company must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the Common Shares and Warrants to the Company pursuant to the Subsequent Acquisition. On January 30, 2013, the Company purchased an additional 11 million Common Shares of Premier Royalty from two arms-length parties. The Company acquired 3,730,302 Common Shares at a price of C$2.00 per share from one party, for consideration of C$7,460,604, and 7,269,698 Common Shares at a price of C$1.97 from the second party, for consideration of C$14,321,305. The aggregate consideration paid by the Company for the 11 million Common Shares was C$21,781,909 and the source of funds for this acquisition was cash on hand. With the completion of all three of these acquisitions, the Company owns an aggregate of 46,678,221 Common Shares of Premier Royalty, representing approximately 59.9% of their currently issued and outstanding Common Shares. 2.4 Effect on Financial Position As of the current date, the Company has no current plans or proposals for material changes in its business affairs or the affairs of Premier Royalty which may have a significant effect on the results of operations and financial position of the Company. 2.5 Prior Valuations Not applicable. 2.6 Parties to Transaction None of the transactions pursuant to which the Company acquired its aggregate interest in Premier Royalty were conducted with an informed person, associate or affiliate of the Company. 2.7 Date of Report April 30, 2013. Item 3 Financial Statements and Other Information As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report: Financial statements which are incorporated by reference into this Business Acquisition Report are listed below: • Audited Consolidated Financial Statements of the Company for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com on February 18, 2013; and • Audited Consolidated Financial Statements of the Company for the year ended December 31, 2011, as filed on SEDAR on March 15, 2012. Financial statements and other information which are attached as schedules and form a part of this Business Acquisition Report are listed below: • Audited Consolidated Financial Statements of Premier Royalty for the year ended December 31, 2012 as filed on SEDAR on March 28, 2013 are attached as Schedule “A”;

Audited Consolidated Financial Statements of Premier Royalty (formerly known as Bridgeport Ventures Inc.) for the years ended April 30, 2012 and 2011 as filed on SEDAR on July 19, 2012 are attached as Schedule “B”; • Unaudited Pro Forma Consolidated Financial Statements of the Company are attached hereto as Schedule “C”, which include: (i) Unaudited Pro Forma Consolidated Statement of Financial Position of the Company as at December 31, 2012, giving effect to the acquisition of the interest in Premier Royalty as if it had been completed on December 31, 2012; (ii) Unaudited Pro Forma Consolidated Income Statement of the Company for the year ended December 31, 2012, giving effect to the acquisition of the interest in Premier Royalty as if it had been completed on January 1, 2012, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and (iii) Notes to the Unaudited Pro Forma Consolidated Financial Statements of the Company. The auditors of the audited financial statements which are either attached hereto or incorporated by reference and which form a part hereof have not given their consent to include their audit reports in this Business Acquisition Report. Cautionary Note Regarding Forward Looking Statements This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the mines or projects in which the Company has a streaming or royalty interest; the absence of control over mining operations from which the Company will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition; and other risks. The foregoing list of risks is not exhaustive. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations in which the Company has a streaming or royalty interest will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A” Audited Consolidated Financial Statements of Premier Royalty for the year ended December 31, 2012

Consolidated Financial Statements (Stated in Canadian Dollars) Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] December 31, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING Premier Royalty management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented therein. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditor to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors. The consolidated financial statements have been audited by Grant Thornton LLP, the independent auditor, in accordance with Canadian generally accepted auditing standards. The external auditor has full and free access to the Audit Committee to discuss their audit and related findings. Their report follows. “Abraham Drost” “Eugene T. Lee” President and Chief Executive Officer Chief Financial Officer March 27, 2013 March 27, 2013

Grant Thornton Grant Thornton LLP 979 Alloy Drive Thunder Bay, ON P7B 5Z8 T +1 807 345 6571 F +1 807 345 0032 www.GrantThornton.ca Independent Auditor’s Report To the shareholders of Premier Royalty Inc. We have audited the accompanying financial statements of Premier Royalty Inc., which comprise the statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2012 and for the period from November 23 to December 31, 2011, and a summary of significant accounting policies and other explanatory information. Management’s responsibility for the financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. Audit • Tax • Advisory Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Grant Thornton Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Premier Royalty Inc. as at December 31, 2012 and 2011 and its financial performance and its cash flows for the year ended December 31, 2012 and for the period from November 23 to December 31, 2011 in accordance with International Financial Reporting Standards. Grant Thornton LLP Thunder Bay, Canada March 27, 2013 Chartered Accountants Licensed Public Accountants

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) As at December 31 As at December 31 2012 2011 $ $ ASSETS Current assets Cash and cash equivalents 12,891,650 - Accounts receivable [note 7] 1,761,888 - Investments [note 8] 15,375 - Prepaid expenses and other current assets 162,565 - Total current assets 14,831,478 - Non-current assets Royalty interests in mineral properties, net [note 13] 57,584,986 - Mineral properties held for sale [note 14] 4,275,545 - Equipment and leasehold improvements [note 9] 39,557 - Income taxes withheld [note 10] 324,681 - Total non-current assets 62,224,769 - Total assets 77,056,247 - LIABILITIES AND EQUITY Current liabilities Accounts payable and accrued liabilities 2,554,384 18,580 Total current liabilities 2,554,384 18,580 Non-current liabilities Deferred income tax liabilities [note 15] 2,670,727 Share purchase warrants [note 5] 1,133,787 - Total non-current liabilities 3,804,514 - EQUITY Share capital [note 11] 65,669,821 1 Reserves [note 11] 25,199,451 - Accumulated other comprehensive income (77,289) - Deficit (20,094,634) (18,581) Total equity 70,697,349 (18,580) Total liabilities and equity 77,056,247 - Commitments [note 17] Subsequent events [note 20] The accompanying notes are an integral part of these consolidated financial statements. These consolidated financial statements are authorized for issue by the Board of Directors on March 27, 2013. They are signed on the Company’s behalf by: “George Faught” “Ewan Downie” Director Director 1

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars) Year ended Period from November December 31, 23 to December 31, 2012 2011 $ $ Royalty revenue 2,863,235 - Depletion [note 13] (1,416,427) - Gross profit 1,446,808 - EXPENSES Foreign exchange (7,021) - General and administrative [note 9 and 16] 1,668,195 18,581 Charge related to public company listing [note 4] 13,645,682 - Share-based payments [note 11] 2,037,001 - 17,343,857 18,581 Loss before finance items and income taxes (15,897,049) (18,581) Other income 33,834 - Interest on long term debt [note 11] (1,336,291) - Long term debt accretion [note 11] (205,820) - Loss before income taxes (17,405,326) (18,581) Deferred income tax expense [note 15] (2,670,727) - Loss for the year (20,076,053) (18,581) Other comprehensive loss Currency translation adjustment (77,289) - Total comprehensive loss for the year (20,153,342) (18,581) Basic and diluted loss per share [note 12] (4.17) (185.81) The accompanying notes are an integral part of these consolidated financial statements. 2

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) Year ended Period from November December 31, 23 to December 31, 2012 2011 $ $ OPERATING ACTIVITIES Loss and comprehensive loss for the year (20,076,053) (18,581) Items not affecting cash Depletion 1,416,427 - Share-based payments 2,037,001 - Depreciation 1,641 - Charge related to public company listing 13,034,471 - Long term debt accretion 205,820 - Deferred income tax expense 2,670,727 - Interest expense settled by equity 1,336,291 - Royalty revenue accrual (872,030) - Foreign exchange loss 38,029 - (207,676) (18,581) Change to income taxes withheld (10,192) Changes in non-cash working capital balances Accounts receivable (1,194,918) - Prepaid expenses and deposits (161,560) - Investments (15,375) - Accounts payable and accrued liabilities 2,133,861 18,581 Cash provided by operating activities 544,140 - INVESTING ACTIVITIES Royalty interests in mineral properties, net (35,260,526) - Equipment and leasehold improvements, net (41,198) - Cash received in acquisition of IMAH BVI 823,387 - Cash received in acquisition of Bridgeport Ventures Inc. 16,418,283 - Cash used by investing activities (18,060,054) - FINANCING ACTIVITIES Issuance of convertible debentures 11,500,000 - Cash drawn on convertible bridge loan 28,000,000 - Repayment of convertible bridge loan (8,000,000) - Debt issue costs (227,026) - Share issue costs (865,410) - Cash provided by financing activities 30,407,564 - Increase in cash and cash equivalents during year 12,891,650 - Cash and cash equivalents, beginning of the year - - Cash and cash equivalents, end of the year 12,891,650 - The accompanying notes are an integral part of these consolidated financial statements. 3

Premier Royalty Inc.

[formerly Bridgeport Ventures Inc.]

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Share capital		Reserves				
Issued and outstanding:	Number of shares	Share capital	Warrants	Equity settled share based payments	Accumulated other comprehensive loss	Deficit	Total equity
Balance as at November 23, 2011	100	1	-	-	-	-	-
Total comprehensive loss	-	-	-	-	-	(18,581)	(18,581)
Balance as at December 31, 2011							
Before Reverse Takeover Transaction	100	1	-	-	-	(18,581)	(18,580)
Cancellation pursuant to reverse takeover transaction	(100)	-	-	-	-	-	-
Exchange of shares	100	-	-	-	-	-	-
Shares and warrants issued to former Bridgeport Ventures Inc. shareholders	12,644,900	26,236,587	5,628,560	-	-	-	31,865,147
Warrants and options issued to former Bridgeport Ventures Inc. warrant and option holders	-	-	1,512,250	203,355	-	-	1,715,605
Canadian royalties transferred from Premier Gold Mines Limited	1,293,054	875,000	-	-	-	-	875,000
U.S.A. royalties transferred from Premier Gold Mines Limited	17,674,196	11,960,000	-	-	-	-	11,960,000
Shares and warrants issued to Premier Gold Mines Limited on conversion of convertible bridge loan	14,688,471	14,660,355	6,538,206	-	-	-	21,198,561
Shares and warrants issued to Aberdeen International Inc. on conversion of convertible debentures	7,769,698	5,720,359	4,156,788	-	-	-	9,877,147
Shares issued for the acquisition of Thunder Creek royalty	357,142	500,000	-	-	-	-	500,000
Shares and warrants issued on conversion of convertible debentures	8,487,579	7,928,203	3,778,017	-	-	-	11,706,220
Share issue costs	-	(2,210,684)	1,345,274	-	-	-	(865,410)
Stock-based payments	-	-	-	2,037,001	-	-	2,037,001
Total comprehensive loss for the year	-	-	-	-	(77,289)	(20,076,053)	(20,153,342)
Balance as at December 31, 2012	**62,915,140**	**65,669,821**	**22,959,095**	**2,240,356**	**(77,289)**	**(20,094,634)**	**70,697,349**

The accompanying notes are an integral part of these consolidated financial statements.

4

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) 1. NATURE OF OPERATIONS Premier Royalty Inc. (the “Company”) formerly Bridgeport Ventures Inc. (“Bridgeport”) was incorporated under the laws of the Province of Ontario on May 10, 2007. The head office, principal address and registered office of the Company are located at suite 925, PO Box 43, 95 Wellington Street West, Toronto, Ontario, M5J 2N7. The Company is a publicly traded company that seeks to acquire royalty interests in mineral properties on advanced staged development projects or on operating mines. Royalties are passive, non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. 2. SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation Statement of Compliance These consolidated statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Basis of Presentation The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. These financial statements are presented in Canadian dollars. Principles of Consolidation The Company’s financial statements consolidate those of the Company and its subsidiary undertakings drawn up to December 31, 2012. Subsidiaries are all entities over which the Company has the power to control the financial and operating policies. The Company obtains and exercises control through more than half of the voting rights. All subsidiaries have a calendar year end of December 31. The Company’s subsidiaries are: Percentage of ownership Jurisdiction Bridgeport Gold Inc 100% U.S.A. Inversiones Mineras Australes Holdings (BVI) Inc. 100% British Virgin Islands Inversiones Mineras Australes S.A. 100% Argentina Premier Royalty Corporation 100% Canada Premier Royalty U.S.A. Inc. 100% U.S.A. All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Profit or loss and other comprehensive income or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable. Foreign currency translation The presentation and functional currency of the Company is considered to be the Canadian dollar. The Company’s subsidiaries have functional currencies considered to be the U.S. dollar or Argentine Peso, depending on location and other factors. Transactions in currencies other than the Canadian dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into Canadian dollars, the Company’s presentation currency, as follows: a) assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet; 5

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) b) income and expenses for each subsidiary are translated at the average exchange rates during the period; and c) all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss). Financial instruments Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, investments, trade accounts receivable, accounts payables and accrued liabilities. Financial instruments are recognized initially at fair value. a) Cash and cash equivalents Cash and cash equivalents comprise cash on hand, demand deposits held with banks and other short-term highly liquid investments. Cash and cash equivalents are measured at fair value. Fair value is measured at quoted prices in active markets. b) Receivables Receivables are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment. Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income (loss) and comprehensive income (loss). c) Investments Investments comprise equity interests in publicly-traded companies and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months. Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in the consolidated statement of income (loss) and comprehensive income (loss). When an available-for sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in the statement of income (loss) and comprehensive income (loss). Available-for-sale investments in instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income. d) Financial liabilities Financial liabilities, including trade and other payables, are measured at amortized cost using the effective interest rate method. e) Impairment of financial assets The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale investment is calculated by reference to its fair value. 6

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available for-sale are reversed in subsequent periods if the amount of the loss decreases. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed. Royalty interests in mineral properties Royalty interests in mineral properties include acquired royalty interests in production, development and exploration stage properties. The cost of acquired royalty interests in production, development and exploration properties are capitalized as tangible assets, as such interests do not meet the definition of a financial asset under IFRS. Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the mineral property, which is estimated using the proven and probable reserves as provided by the operator. Acquisition costs of royalty interests on development stage mineral properties, which are not yet in production, are not amortized until the property begins production. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized until the property begins production. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using proven and probable reserves and other relevant information received from the operator. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage properties in the event of a significant decrease in commodity prices and whenever new information regarding the mineral properties is obtained from the operator indicating that production will not likely occur in the future, thus affecting the future recoverability of the royalty interests. Impairment in the carrying value in each property are measured and recorded to the extent that the carrying value in each property exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. The estimates regarding commodity prices, operators’ estimates of proven and probable reserves related to the royalty interests, and operator’s estimates of operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the investment in these royalty interests. Although the Company has made the best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows to be generated from the royalty interests. Assets held for sale A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria: a) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and b) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable: i. The appropriate level of management must be committed to a plan to sell the asset (or disposal group); ii. An active program to locate a buyer and complete the plan must have been initiated; iii. The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value; iv. The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and v. Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. 7

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Exploration and evaluation Exploration and evaluation assets include the costs of acquiring rights and licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive income (loss). Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. Equipment and leasehold improvements Equipment is recorded at cost less accumulated depreciation calculated using the declining balance method with a rate of 30%. Leasehold improvements are recorded at cost less accumulated depreciation calculated using the straight-line method over the term of the lease, which is 5 years. Impairment of non-financial assets At each financial position reporting date the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the consolidated statement of income (loss) and comprehensive income (loss) for the period. For the purposes of impairment testing, royalty interests in mineral properties are allocated to cash-generating units to which the royalty activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss). Convertible debentures Convertible debentures are carried at their amortized cost, whereby any debt issuance costs were initially recorded as a reduction of the average carrying value of the debt to which they relate. Over the term of the debt, the liability will increase to the face value of the debt through the use of the effective interest rate method, with the accretion expense included in the interest on convertible debentures on the statement of income (loss) and comprehensive income (loss). This treatment serves to yield a constant rate of interest over the life of the particular financial instrument. 8

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Share capital Share capital represents the fair value of consideration received. Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, reserves, and share warrants are classified as equity instruments. Incremental costs directly attributable to the issue of new shares, options or warrants are shown in equity as a deduction from the proceeds. Share-based payment transactions The Company recognizes a stock based compensation expense for all share purchase options awarded to employees, officers and directors based on the fair value of the share purchase options at the date of grant. The fair value of share purchase options at the date of grant are expensed over the vesting period of the share purchase options with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. At the end of each reporting period, the company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of income (loss) and comprehensive income (loss). The Black-Scholes option pricing model requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company or comparable benchmarks, the expected term is estimated at full term based on management’s best estimates and assumptions, and the expected number of equity instruments expected to vest is the full amount based on management’s best estimates and assumptions. If and when share-based awards are ultimately exercised, the applicable amounts in reserves are transferred to share capital. Income taxes Tax expense recognized in the consolidated statement of income (loss) comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax expense is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it does not recognize the asset against the excess. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of taxable income or expense in the consolidated statement of income (loss), except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. 9

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Earnings (loss) per share The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. Segment reporting An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company’s segments are determined geographically, being: Canada, the U.S.A., Argentina and South Africa. Significant accounting estimates and judgments The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: Significant accounting estimates a) the provision for income taxes which is included in the statement of comprehensive loss and composition of deferred income tax assets and liabilities included in the statement of financial position; b) the Black-Scholes Option Pricing Model was developed for use in estimating the fair value of stock options and warrants granted. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty; c) the recoverability of investments in royalty interests in mineral properties which are included on the statement of financial position. The royalty interest in mineral properties amount represents the capitalized expenditures related to the acquisition of royalties net of any accumulated depletion and impairment. The Company relies on estimates of reserves and resources for each property completed by qualified persons who are required to interpret complex data in making the estimates. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties which the Company has percentage royalty rights on. Change in reserves or reserve estimates may impact upon the carrying value of the Company’s interests and depletion charges; d) depletion amounts included in the statement of comprehensive loss. The Company’s royalty interests in mineral properties are depleted on a unit-of-sales method, with estimates of reserves being used to determine the depletion rate for each royalty interest. These calculations require estimates and assumptions of recoverable reserves. Changes in estimated recoverable reserves will impact the depletion rate used. Changes to depletion are accounted for prospectively; and e) accounting for the acquisition of the Gualcamayo royalty from Golden Arrow Resources Company and the reverse takeover transaction. The Company relied on estimates and assumption in calculating the fair values of net assets acquired and consideration given in the recording of both transactions. 10

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Significant accounting judgments a) the recoverability of amounts receivable which are included in the statement of financial position; b) the determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. Interest Interest income and expenses are reported on an accrual basis using the effective interest rate method. Royalty revenue Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. 3. RECENT ACCOUNTING PRONOUNCEMENTS The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: IFRS 9, Financial Instruments IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption. IFRS 10, Consolidated Financial Statements In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10. IFRS 11, Joint Arrangements In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 11 on our consolidated financial statements. 11

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) IFRS 12, Disclosure of Interests in Other Entities In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 12 on our consolidated financial statements. IFRS 13, Fair Value Measurement In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently finalizing our assessment of the impact of adopting IFRS 13 on our consolidated financial statements. IAS 28, Investments in Associates and Joint Ventures In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements. 4. REVERSE TAKEOVER TRANSACTION Premier Royalty Corporation (“Premier Royalty Corp.”) was incorporated under the laws of the province of Ontario on November 23, 2011, as a wholly owned subsidiary of Premier Gold Mines Ltd. (“Premier Gold”). On August 7, 2012, Premier Gold and Premier Royalty Corp. entered into an arrangement agreement with Bridgeport pursuant to which, among other things, Bridgeport agreed to acquire 100% of the issued and outstanding common shares of Premier Royalty Corp. (“Reverse Takeover Transaction” or “RTO Transaction”). The RTO Transaction was accounted for on a reverse take-over basis and constituted a “back door listing” of Premier Royalty Corp. pursuant to the rules and policies of the Toronto Stock Exchange (“TSX”). On December 4, 2012, the Company filed articles of arrangement to, among other things, consolidate the common shares of the Company on the basis of one post-consolidation common share of the Company for every four pre-consolidation common shares of the Company (the “Consolidation”), with fractional shares held by any shareholder being eliminated, and change the name of the Company to “Premier Royalty Inc.”. Upon completion of the RTO Transaction, Premier Royalty Corp. became a wholly-owned subsidiary of the Company. In connection with the RTO Transaction: a) Common shares of Premier Royalty Corp. were transferred to the Company by Premier Gold in exchange for common shares of the Company, resulting in Premier Royalty Corp. becoming a wholly-owned subsidiary of the Company. b) Premier Royalty issued 0.375 of a warrant (each whole warrant, an “Arrangement Warrant”) for each post-consolidation common share held by shareholders of record on December 4, 2012. Each Arrangement Warrant is exercisable at a price of $2.00 per common share for a period commencing on June 4, 2013 and ending December 4, 2016. c) The Company’s outstanding stock options (former Bridgeport options) were adjusted to reflect the Consolidation and the issuance of the Arrangement Warrants. Unless exercised, all remaining adjusted Bridgeport stock options expired on March 4, 2013. d) The Company’s outstanding warrants (former Bridgeport warrants) were adjusted to reflect the Consolidation and the issuance of the Arrangement Warrants for each common share acquired through the exercise of warrants. e) 14,688,471 common shares and 5,508,176 warrants were issued to Premier Gold upon conversion of 12

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) $20,563,860 outstanding under a convertible bridge loan at a conversion price of $1.40 per common share. The warrants are exercisable at $2.00 per Common Share from June 4, 2013 to December 4, 2016. f) 1,457,500 Class II warrants were issued to Premier Gold. Each warrant can be exercised at a price of $2.00 per common share until expiry on October 7, 2014. g) 7,769,698 common shares and 3,884,849 post-consolidation warrants were issued to Aberdeen International Inc. upon conversion of $10,877,577 of convertible debentures at a conversion rate of $1.40 per common share. Each warrant is exercisable to acquire one common share at a price of $1.75, expiring on December 4, 2014. h) 357,142 common shares valued at $500,000 were issued to the vendors of the Thunder Creek NSR royalty. i) 8,487,579 common shares and 3,182,828 warrants were issued to holders of the convertible debentures in conversion of $11,882,611 of debt. The warrants are exercisable at $2.00 per Common Share from June 4, 2013 to December 4, 2016. As a result of the foregoing RTO Transaction, the former shareholders of Premier Royalty Corp., for accounting purposes were considered to have acquired control of Bridgeport. Accordingly, the acquisition of Bridgeport was accounted for as a reverse takeover that was not a business combination and effectively was a capital transaction of Premier Royalty Corp. Premier Royalty Corp. has been treated as the accounting parent company (legal subsidiary) and Bridgeport has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As Premier Royalty Corp. was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Bridgeport’s results of operations have been included from December 4, 2012, the date of the RTO Transaction. Provisional fair values allocated at the reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. For purposes of the RTO Transaction, the consideration received was the fair value of the net assets of Bridgeport which on December 4, 2012 was $20,546,281. This amount was calculated as follows: Cash and cash equivalents 16,418,283 Accounts receivable 232,097 Mineral properties 4,275,545 Investments 15,375 Accounts payable and accrued liabilities (395,019) Net assets acquired 20,546,281 Fair value of 12,644,900 common shares deemed issued to former Bridgeport 26,236,587 shareholders Fair value of 4,741,837 warrants issued to former Bridgeport shareholders 5,628,560 Fair value of 1,643,750 warrants deemed granted to former Bridgeport warrant 1,512,250 holders Fair value of 437,501 options deemed granted to former Bridgeport option holders 203,355 Aggregate fair value of consideration paid 33,580,752 Fair value of consideration paid in excess of net assets acquired 13,034,471 Transaction costs 611,211 Charge related to public company listing 13,645,682 The fair value of the 4,741,837 share purchase warrants issued ($5,628,560) was estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model were as follows: risk-free interest rate – 1.29%; expected life – 4.0 years; expected volatility – 50.0%; expected forfeitures – nil%; and expected dividends – nil. The fair value of the 1,643,750 share purchase warrants deemed issued ($1,512,250) was estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model were as follows: risk-free interest rate – 1.16%; expected life – 1.9 years; expected volatility – 50.0%; expected forfeitures – nil%; and expected dividends – nil. 13

Premier Royalty Inc.
[formerly Bridgeport Ventures Inc.]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011
(Expressed in Canadian Dollars)

The fair value of the 437,501 stock options deemed issued ($203,355) was estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model were as follows: risk-free interest rate – 1.00%; expected life – 0.2 years; expected volatility – 50.0%; expected forfeitures – nil%; and expected dividends – nil.

Costs allocated to the equity issuance are deducted from equity. The public company listing does not meet the criteria for recognition of an intangible asset in accordance with IAS 38, Intangible Assets. Accordingly, the Company charged $13,645,682 to the statement of loss and comprehensive loss on the date of the RTO Transaction.

5. ACQUISITION OF ROYALTY INTEREST ON GUALCAMAYO MINE

On November 9, 2012 the Company's wholly owned subsidiary, Premier Royalty Corp. acquired a 1% net smelter return royalty (the "Gualcamayo Royalty") on gold produced from Yamana Gold Inc.'s ("Yamana") Gualcamayo Gold Mine located in San Juan, Argentina from Golden Arrow Resources Corporation ("Golden Arrow") through the acquisition of Golden Arrow's wholly owned subsidiary, Inversiones Mineras Australes Holdings (BVI) ("IMAH").

Premier Royalty Corp. acquired 100% of the shares of IMAH for cash consideration of $16,500,000 and warrants to purchase up to 1 million common shares of the Company at an exercise price of $2.52 per share, expiring November 9, 2014. Golden Arrow has the right, on 30 days prior written notice, to require the Company to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant prior to expiry. Included in purchase consideration were $220,690 paid in transactions costs.

Following completion of the acquisition, the Premier Royalty Corp. holds all of the assets and liabilities of IMAH. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The purchase consideration totaling $17,854,477 has been allocated as follows:

Cash	16,500,000
Fair value of 1,000,000 share purchase warrants issued	1,133,787
Transaction costs	220,690
Aggregate fair value of consideration paid	17,854,477

Cash and cash equivalents	823,387
Accounts receivable	334,873
Prepaid expenses and deposits	1,005
Accounts payable and accrued liabilities	(6,924)
Royalty revenue accrued since May 15, 2012	(872,030)
Royalty interest on mineral property	17,574,166
Net assets acquired	17,854,477

The financial liability related to the put option on the share purchase warrants has been valued using an annual discount rate of 5% during its two year term.

6. SEGMENTED INFORMATION

The Company operating segments are determined by geographic area. The operations in Canada, South Africa, U.S.A., and Argentina relate to the royalty interests in mineral properties in these respective countries and are managed by the Chief Executive Officer in Thunder Bay, Ontario, Canada.

For the year ended December 31, 2012:

	Royalty revenue ($)	Non-current assets ($)	Gross profit (loss) ($)	Comprehensive income (loss) ($)
Canada	295,428	8,118,549	(53,172)	(21,553,984)
U.S.A.	162,961	16,193,980	97,082	44,945
South Africa	1,046,621	20,731,420	762,700	782,547
Argentina	1,358,225	17,180,820	640,198	573,150
Consolidated	**2,863,235**	**62,224,769**	**1,446,808**	**(20,153,342)**

14

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) The Company had a total $18,581 of comprehensive loss attributable to Canada for the period November 23 to December 31, 2011. The Company had no revenues, gross profit, or assets as at December 31, 2011. 7. ACCOUNTS RECEIVABLE Accounts receivable consists of Harmonized Sales Tax (HST) receivable of $570,697, payable to the Company by the Government of Canada and royalty revenue receivable of $1,191,191, payable to the Company by the operators of the mines on which the Company has a royalty interest. The Company did not have any accounts receivable for the period November 23 to December 31, 2011. 8. INVESTMENTS As at December 31, 2012, the Company held shares in Canadian publicly traded companies with a fair value of $15,375 acquired through the RTO Transaction. The Company did not hold any investments at December 31, 2011. 9. EQUIPMENT AND LEASEHOLD IMPROVEMENTS Leasehold Total Equipment Improvements $ Cost Balance at December 31, 2011 - - - Additions 7,020 34,178 41,198 Balance at December 31, 2012 7,020 34,178 41,198 Accumulated Depreciation Balance at December 31, 2011 - - - Depreciation 585 1,056 1,641 Balance at December 31, 2012 585 1,056 1,641 Carrying Amount At December 31, 2011 - - - At December 31, 2012 6,435 33,122 39,557 Depreciation is included in general and administrative expenses on the consolidated statements of loss and comprehensive loss. 10. INCOME TAXES WITHHELD As at December 31, 2012, the Company had income taxes withheld by the government of Argentina of $324,681. This amount can be used against future income taxes payable. The Company does not foresee utilizing this amount in the next 12 months. The Company did not have any withholdings taxes paid as at December 31, 2011. 11. CAPITAL AND RESERVES a) Share Capital At December 31, 2012, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. At December 31, 2012, the issued share capital comprised 62,915,140 common shares (December 31, 2011 – 100). The changes to issued share capital for the year ended December 31, 2012 were as follows: On November 9, 2012, 1,000,000 post-consolidation warrants were issued to Golden Arrow. Each warrant 15

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) is exercisable to acquire one post-consolidation common share at an exercise price of $2.52 per share, expiring November 9, 2014. Golden Arrow has the right, on 30 days prior written notice, to require the Company to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant prior to expiry. On November 30, 2012, Premier Royalty Corp., issued 17,674,196 common shares to Premier Gold for consideration of $11,960,000. On December 4, 2012, the common shares of Premier Royalty Corp. were transferred to the Company in exchange for post consolidation common shares of the Company on a one to one basis. On December 3, 2012, Premier Royalty Corp., issued 1,293,054 common shares to Premier Gold for consideration of Canadian royalties transferred valued at $875,000. On December 4, 2012, the common shares of Premier Royalty Corp. were transferred to the Company in exchange for post consolidation common shares of the Company on a one to one basis. On December 4, 2012, articles of arrangement were filed as part of the RTO Transaction (Note 4), resulting in, among other things, the Consolidation of the Company’s common shares. The 50,579,600 pre-consolidation common shares issued and outstanding prior to the Consolidation (original Bridgeport common shares) were consolidated to 12,644,900 post-consolidation common shares of the Company. An Arrangement Warrant was issued for each post-consolidation common share. Each Arrangement Warrant is exercisable at $2.00 per common share from June 4, 2013 to December 4, 2016. On December 4, 2012, the Company’s outstanding stock options (former Bridgeport options) were adjusted to reflect the Consolidation and the issuance of 0.375 of an Arrangement Warrant for each common share acquired through the exercise of stock options. Unless exercised, all remaining adjusted Bridgeport stock options expired on March 4, 2013. On December 4, 2012, the Company’s outstanding warrants (former Bridgeport warrants) were adjusted to reflect the Consolidation and the issuance of Arrangement Warrants, with proportionate adjustments being made to the exercise prices of such warrants. On December 4, 2012, 14,688,471 post-consolidation common shares and 5,508,176 post-consolidation warrants were issued to Premier Gold upon conversion of $20,563,860 outstanding under a convertible bridge loan at a conversion price of $1.40 per post-consolidation common share. The warrants are exercisable at $2.00 per share from June 4, 2013 to December 4, 2016. On December 4, 2012, 1,457,500 Class II warrants were issued to Premier Gold. Each warrant can be exercised at a price of $2.00 per post-consolidation common share until expiry on October 7, 2014. On December 4, 2012, 7,769,698 post-consolidation common shares and 3,884,849 post-consolidation warrants were issued to Aberdeen International Inc. in conversion of $9,789,820 of convertible debentures at a conversion rate of $1.26 per post-consolidation common share. Each warrant is exercisable to acquire one post-consolidation common share at a price of $1.75, expiring on December 4, 2014. On December 4, 2012, 357,142 post-consolidation common shares were issued to the vendors of the Thunder Creek Royalty, to satisfy the payment of $500,000. On December 4, 2012, 8,487,579 post-consolidation common shares and 3,182,828 post-consolidation warrants were issued to holders of the Convertible Debentures in conversion of $11,882,611 of debt. 16

Premier Royalty Inc.
[formerly Bridgeport Ventures Inc.]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011
(Expressed in Canadian Dollars)

b) Warrants

The following table reflects the continuity of warrants:

Expiry Date	Exercise Price $	December 31, 2011 #	Warrants Issued #	Warrants Exercised #	Warrants Expired #	December 31, 2012 #
December 20, 2012	5.60	-	2,285,625	-	(2,285,625)	-
December 20, 2012	4.00	-	258,750	-	(258,750)	-
October 7, 2014	2.00	-	3,101,250	-	-	3,101,250
November 9, 2014	2.52	-	1,000,000	-	-	1,000,000
December 4, 2014	1.75	-	3,884,849	-	-	3,884,849
December 4, 2016	2.00	-	13,432,841[(1)]	-	-	13,432,841
		-	23,963,315	-	(2,544,375)	21,418,940
Weighted average exercise price		-	2.35	-	5.44	1.98

(1) 4,741,837 warrants of this total are not exercisable until June 4, 2013.

The Company applies the fair value method of accounting for all warrants issued. A warrant valuation of $22,959,095 was recorded for the 23,963,315 issued during the year ended December 31, 2012 (2011 - Nil).

For purposes of the warrants issued, the fair value of each warrant was estimated on the date of issuance using the Black-Scholes option pricing model, with the following assumptions:

	2012	2011
Risk-free interest rate	1.164% - 1.289%	-
Annualized volatility	50%	-
Expected dividend yield	Nil	Nil
Expected option life	0.04 - 4 years	-

c) Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan is limited to 10% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Board of Directors which cannot exceed ten years.

The following table reflects the stock options outstanding as at December 31, 2012:

Expiry Date	Effective Exercise Price $	December 31, 2011 #	Granted #	Exercised #	Expired/ Cancelled #	December 31 2012 #
March 4, 2013*	1.40 – 9.60	-	442,497	-	-	442,497
December 11, 2017	2.37	-	3,065,000	-	-	3,065,000
		-	3,507,497	-	-	3,507,497
Weighted average effective exercise price		-	2.56	-	-	2.56

* Each option includes the right to one common share as well as 0.375 of a common share purchase warrant entitling the holder to acquire one common share with an exercise price of $2.00 per share, expiring December 4, 2016.

The Company applies the fair value method of accounting for all stock based compensation awards and accordingly, $2,037,001 was recorded as compensation for options during the period (2011 – Nil). As of December 31, 2012, the Company has 2,332,500 vested and exercisable options with a weighted average exercise price of $2.58 and 1,175,000 unvested options with a weighted average exercise price of $2.50.

17

Premier Royalty Inc.
[formerly Bridgeport Ventures Inc.]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011
(Expressed in Canadian Dollars)

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	2012	2011
Risk-free interest rate	1.003% - 1.13%	-
Annualized volatility	40% - 50%	-
Expected dividend yield	Nil	Nil
Expected option life	0.25 - 5 years	-

12. LOSS PER SHARE

Both the basic and diluted earnings per share have been calculated using the loss attributable to shareholders of the Company as the numerator. No adjustments to loss were necessary in 2012 or 2011.

	2012 $	2011 $
Loss for the period	(20,076,053)	(18,581)
Weighted average number of common shares	4,813,272	100
Basic and diluted loss per share	(4.17)	(185.81)

13. ROYALTY INTERESTS IN MINERAL PROPERTIES

The following summarizes the Company's principal royalty interests in mineral properties as of December 31, 2012.

	2012			2011
	Acquisition Costs $	Accumulated Depletion $	Net Total $	Net total $
Buffelsfontein/Mine Waste Solutions, South Africa	21,015,342	(283,921)	20,731,421	-
Thunder Creek, Canada	7,552,593	(348,600)	7,203,993	-
Emigrant Springs, U.S.A.	11,241,761	(65,879)	11,175,882	-
Gualcamayo, Argentina	17,574,166	(718,027)	16,856,139	-
Non-producing mineral properties	1,617,551	-	1,617,551	-
	59,001,413	(1,416,427)	57,584,986	-

Royalty interests in mineral property acquisitions

Buffelsfontein and Mine Waste Solution Royalties, South Africa

On May 31, 2012, the Premier Royalty Corp. acquired a 1% net smelter return royalty on gold produced from Village Main Reef Limited's Buffelsfontein Mine and AngloGold Ashanti Limited's Mine Waste Solutions tailings recovery project in NW Province, Republic of South Africa from Aberdeen International Inc. ("Aberdeen"), whereby Premier Royalty Corp. acquired from Aberdeen for an aggregate purchase price of $20,900,000, which consisted of a cash payment in the amount of $11,500,000 and the issuance by Premier Royalty Corp. of a convertible debenture payable to Aberdeen in the amount of $9,400,000 (the "Aberdeen Convertible Debenture"). The unpaid amounts owing under the Aberdeen Convertible Debenture accrued interest at a rate of 8% per annum and was automatically converted into 7,769,698 common shares of the Company upon completion of the RTO Transaction, which was equal to the principal amount and the accrued interest divided by the offering price in connection with the go-public transaction less a 10% discount. A further 3,884,849 warrants were issued to Aberdeen, with each warrant entitling Aberdeen to purchase one common share of the Company at a price of $1.75 per common share until December 4, 2014.

18

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) Thunder Creek Royalty, Timmins, Canada On July 13, 2012, the Premier Royalty Corp. acquired a 1% net smelter return royalty (the “Thunder Creek Royalty”) on certain mining claims which comprise the Thunder Creek Deposit of the Timmins West Mine and ancillary lands, located in Timmins, Ontario, Canada and is operated by Lake Shore Gold Corp. (“Lake Shore”). Premier Royalty Corp. acquired the Thunder Creek Royalty for $7,000,000 in cash and the issuance of 357,142 common shares valued at $500,000 upon completion of the RTO Transaction. Gualcamayo Royalty, Argentina On November 9, 2012 Premier Royalty Corp. acquired the Gualcamayo Royalty on gold produced from Yamana’s Gualcamayo Gold Mine in Argentina from Golden Arrow through the acquisition of Golden Arrow’s wholly owned subsidiary, IMAH. Premier Royalty Corp. acquired 100% of the shares of IMAH for cash consideration of $16,500,000 and warrants to purchase up to 1 million common shares of the Company at an exercise price of $2.52 per share, expiring November 9, 2014. Golden Arrow has the right, on 30 days prior written notice, to require the Company to purchase for cancellation all outstanding warrants for a price of $1.25 per warrant prior to expiry. Included in purchase consideration were $220,690 paid in transactions costs. Following completion of the acquisition, the Company holds all of the assets and liabilities of IMAH. See note 5. Emigrant Springs and Rain Gold Royalties, Nevada, U.S.A. On December 1, 2012, the Premier Royalty Corp. acquired a 1.5% NSR royalty (the “Emigrant Springs Royalty and Rain Gold Royalty”), a 3% NSR royalty (the “Red Ridge Royalty”) and a 5% production royalty (the “Emigrant Springs” and Rain Gold “Area of Interest” Royalty) on certain mining claims located in Nevada from Premier Gold Mines U.S.A., Inc. pursuant to the terms of a royalty transfer agreement dated November 30, 2012. The purchase price for the royalties was $11,960,000. Non-producing mineral properties On December 3, 2012, the Company acquired the following royalties from Premier Gold pursuant to the terms of a royalty transfer agreement dated December 3, 2012; a 0.5% NSR royalty (the “Argosy Gold Mine Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Cangold Limited, a 0.5% NSR Royalty (the “Newman-Madsen Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp., a 0.5% NSR Royalty (the “East My-Ritt Royalty”) on certain mining claims located in the Red Lake Mining District, payable by Mega Precious Metals Inc., a 0.5% NSR Royalty (the “Pickle Crow Royalty”) on certain mining claims located in Northwestern Ontario, payable by PC Gold Inc. and also a 7.5% net profits interest royalty (the “Skinner Gold Royalty”) on proceeds of commercial production from certain claim blocks located in the Red Lake Mining District, payable by Sabina Gold & Silver Corp. The purchase price for the royalties was $875,000 and was satisfied by issue to the vendor of 1,293,054 Premier Royalty Corp. common shares. 14. MINERAL PROPERTIES HELD FOR SALE Mineral properties held for sale are properties that were acquired as a part of the RTO Transaction, these include 100% interest in certain mineral properties and a 50% leasehold interest in one property all located in Nevada, U.S.A. As at December 31, 2012, the carrying value of these properties is $4,275,545. The Company intends to sell these mineral properties within one year’s time so that it may focus on acquisition of royalty interests on mineral properties and stewardship of its current royalty interest portfolio. 19

Premier Royalty Inc.
[formerly Bridgeport Ventures Inc.]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011
(Expressed in Canadian Dollars)

15. INCOME TAXES

The recovery of income taxes shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	Year ended December 31, 2012	November 23 to December 31, 2011
	$	$
Loss before income taxes	(17,405,326)	(18,581)
Statutory tax rate	26.5%	28.5%
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(4,612,411)	(5,295)
Non-deductible differences and others	4,161,363	-
Income tax rate change and differential between Canadian rate and rates applicable to entities in other countries	129,301	-
Impact of difference between accounting and tax pools for royalty interests	5,899,649	
Other	(2,907,175)	5,295
Income tax expense	2,670,727	-

Deferred incomes taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

	As at December 31, 2012	As at December 31, 2011
	$	$
Deferred income tax assets		
Financing costs	609,770	-
Non-capital tax loss carry forwards	2,375,607	5,295
Resource deductions	50,809	-
Royalty interests	185,076	-
Capital assets	7,660	-
	3,228,922	5,295
Deferred income tax liability		
Royalty interests	(5,899,649)	-
	(5,899,649)	-
Unrecognized deferred tax	-	(5,295)
Total deferred tax liability, net	(2,670,727)	-

The Company has Canadian non-capital loss carryforwards of $8,964,554 that may be available for tax purposes. The Company's non-capital losses expire as follows:

Expiry Date	$
2028	2,000
2029	2,877
2030	843,662
2031	2,090,383
2032	6,025,632
	8,964,554

20

Premier Royalty Inc.

[formerly Bridgeport Ventures Inc.]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011
(Expressed in Canadian Dollars)

16. RELATED PARTY TRANSACTIONS

The Company's related parties include key management personnel, and entities over which they have control or significant influence as described below:

	Nature of transactions
1852036 Ontario Inc.	Management consulting
Capstone Advisory Group Incorporated	Management consulting
The Alyris Group	Corporate accounting and IT services
Alyris Leasing Inc.	Facilities rental
Premier Gold Mines Limited	Asset acquisition and debt financing

a) Included in general and administrative expenses are amounts totaling $119,283 (2011 - $16,272) for management consulting related services provided by 1852036 Ontario Inc., a private company controlled by Mr. Abraham Drost, President and CEO of the Company. Mr. Drost became an employee of the Company on September 1, 2012 and no further transactions with 1852036 Ontario Inc. have occurred since then.

b) Included in general and administrative expenses are amounts totaling $41,000 (2011 - $NIL) for management consulting related services provided by Capstone Advisory Group Incorporated, a private company controlled by Mr. Eugene Lee, CFO of the Company. Mr. Lee became an employee of the Company on September 1, 2012 and no further transactions with Capstone Advisory Group Incorporated have occurred since then.

c) Included in general and administrative expenses are amounts totaling $33,045 (2011 - $NIL) for accounting services and IT consulting related services provided by The Alyris Group, a private company controlled by Mr. Ewan Downie and Mr. Steve Filipovic, directors of the Company.

d) Included in leaseholds are amounts totaling $34,178 (2011 - $NIL) and included in general and administrative expenses are amounts totaling $10,299 (2011 - $NIL) for leasehold improvements and rental charges paid to Alyris Leasing Inc., a private company controlled by Mr. Ewan Downie and Mr. Steve Filipovic, directors of the Company.

e) Included in royalty interests on mineral properties are the Emigrant Springs Mine royalty and other non-producing royalties which were acquired for $12,835,000 from Premier Gold, which had a controlling interest in the Company as at December 31, 2012 and 2011. Included in interest on long term debt is $563,660 in interest charges on a convertible bridge loan facility issued by Premier Gold. A portion of the loan facility was repaid and the remainder, including accrued interest was converted into common shares upon completion of the RTO Transaction.

Transactions with key management personnel

Key management personnel remuneration includes the following amounts:

	2012 **$**	2011 $
Salary and wages	**144,167**	-
Consulting fees	**160,283**	16,272
Share-based payments	**577,658**	-
Other compensation	**4,027**	-
	886,135	16,272

21

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) 17. COMMITMENTS The Company has commitments relating to facilities leases extending to June 2017. The minimum annual lease payments for the five years are as follows: $ 2013 31,428 2014 31,428 2015 31,428 2016 31,428 2017 15,714 141,426 18. FINANCIAL INSTRUMENTS AND RELATED RISKS The Company’s operations include the acquisition of royalty interests in mineral properties in Canada, U.S.A, Argentina and South Africa. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, interest rate risk, currency risk, and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. a) Credit Risk Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and accounts receivables. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents consist of cash deposits held with major banks and guaranteed investment certificates issued by major banks and corporations, for which management believes the risk of loss to be minimal. Accounts receivables consist of interest receivable from the guaranteed investment certificates, royalty revenue receivable from mine producers and goods and services tax refunds due from the Federal Government of Canada. Management believes that the credit risk with respect to receivables is minimal. Guaranteed investment certificates have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal. Credit risk with respect to royalty revenue receivable is minimal due to the diversification of revenue sources. b) Liquidity Risk Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and inter-company borrowings. Accounts payable and accrued liabilities are due within the current operating period. Share purchase warrants liability is expected due within two years. c) Interest Rate Risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments and other items held within cash and cash equivalents is limited given that the majority of investments have a relatively short maturity and are cashable. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. d) Currency Risk The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company has royalty interests, and receives royalty payments in U.S. Dollars, from mines located in Canada, South Africa, U.S.A. and Argentina and thus is subject to fluctuations in the U.S. Dollar, which is the functional currency of the South African and U.S. operations, and the Argentine Peso, which is the functional currency of the Argentine operations. Changes in the currency exchange rates between the Canadian dollar relative to 22

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) the U.S. Dollar and Argentine Peso could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The carrying amounts of the Company’s U.S. Dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows: 2012 2011 Cash and cash equivalents 362,657 - Accounts receivable 1,029,891 - Accounts payables and accrued liabilities (1,421) - 1,391,127 - The carrying amounts of the Company’s Argentine Peso denominated monetary assets and monetary liabilities at the end of the reporting period are as follows: 2012 2011 Cash and cash equivalents 794,477 - Accounts payables and accrued liabilities (2,576) - 791,901 - The following tables detail the Company’s sensitivity to a 10% increase and decrease in the U.S. dollar relative to the Canadian dollar, representing the sensitivity to fluctuations in foreign currency: 10% change in the U.S. dollar 2012 2011 Change in net loss (78,105) - Change in other comprehensive loss (61,008) - Change in total comprehensive loss (139,113) - The following tables detail the Company’s sensitivity to a 10% increase and decrease in the Argentine Peso relative to the Canadian dollar, representing the sensitivity to fluctuations in foreign currency: 10% change in the Argentine Peso 2012 2011 Change in net loss - - Change in other comprehensive loss (79,190) - Change in total comprehensive loss (79,190) - The Company does not invest in derivatives to mitigate these risks. 19. MANAGEMENT OF CAPITAL RISK The capital structure of the Company consists of $71,039,579 (shareholder’s deficiency of $18,580 – December 31, 2011) of equity attributable to common shareholders, comprising of issued capital (note 11), accumulated reserves (note 11) and deficit. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going-concern in order to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets. In order to maximize ongoing investment efforts, the Company currently does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry out its operations through 2013. 23

Premier Royalty Inc. [formerly Bridgeport Ventures Inc.] NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2012 and the period from November 23, 2011 to December 31, 2011 (Expressed in Canadian Dollars) 20. SUBSEQUENT EVENTS Common share offering On January 17, 2013, the Company closed a bought deal financing by way of a short form prospectus whereby a syndicate of underwriters purchased on a bought deal basis, 15,000,000 Common Shares at a price of $2.00 per Common Share for aggregate gross proceeds of $30,000,000. The Company intends to use net proceeds to fund resource royalty and stream acquisitions. Acquisition of common shares by Sandstorm Gold Ltd. Subsequent to period end, through a series of transactions, Sandstorm Gold Ltd. (“Sandstorm”) acquired 46,678,221 common shares and 6,965,676 warrants of the Company representing approximately 59.9% of the issued and outstanding shares. Acquisition of royalties On February 28, 2013 the Company completed the acquisition of a portfolio of third party royalties from Yamana. The royalties acquired consist of: a) a 1.5% NSR royalty on the San Andres deposit in Honduras and the Sao Vicente and Sao Francisco Mines in Brazil owned and operated by Aura Minerals Inc.; b) a 2.0% NSR on certain mining claims and adjacent lands containing the Cerro Prieto deposit owned and operated by Oroco Resource Corp. in Sonora, Mexico; and c) and a $3.00/oz royalty on certain mining claims and adjacent lands containing the Don Nicholas deposit owned and operated by Minera IRL Limited in the Patagonia region, Argentina. Pursuant to the terms of the acquisition, the Company purchased 100% of the interests for consideration of $9,000,000 cash, $600,000 in common shares, and warrants to purchase up to 500,000 common shares of the Company at $2.50 per shares, with an expiration date of February 28, 2016. Grant, exercise and expiry of stock options In February 2013, 75,000 stock options were granted at an exercise price of $1.64 per common share. In March 2013, 25,000 stock options were granted at an exercise price of $1.54 per common share. In March 2013, 125,000 in-the-money Bridgeport stock options were exercised for an effective exercise price of $1.40 per common share and 317,497 out-of-money Bridgeport stock options with effective exercise prices ranging from $2.00 to 9.60 expired without being exercised. 24

SCHEDULE “B” Audited Consolidated Financial Statements of Premier Royalty (formerly known as Bridgeport Ventures Inc.) for the years ended April 30, 2012 and 2011

BRIDGEPORT VENTURES INC. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2012 AND 2011 (EXPRESSED IN CANADIAN DOLLARS)

Management’s Responsibility for Consolidated Financial Statements The accompanying audited annual consolidated financial statements of Bridgeport Ventures Inc. (the “Company”) are the responsibility of management and the Board of Directors. The audited annual consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the audited annual consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the audited annual consolidated financial statements have been prepared within acceptable limits of materiality and are in compliance with all applicable International Financial Reporting Standards. Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced. The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the audited annual consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited annual consolidated financial statements together with other financial information of the Company for issuance to the shareholders. Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities. (signed) “Shastri Ramnath” (signed) “Carmelo Marrelli” Shastri Ramnath Carmelo Marrelli President and Chief Executive Officer Chief Financial Officer Toronto, Canada July 18, 2012 - 1 -

McGovern, Hurley, Cunningham, LLP Chartered Accountants 2005 Sheppard Avenue East, Suite 300 Toronto, Ontario M2J 5B4, Canada Phone 416-496-1234 Fax 416-496-0125 Web www.mhc-ca.com INDEPENDENT AUDITOR’S REPORT To the Shareholders of Bridgeport Ventures Inc. We have audited the accompanying consolidated financial statements of Bridgeport Ventures Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in equity for the years ended April 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory information. Management’s Responsibility for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bridgeport Ventures Inc. and its subsidiaries as at April 30, 2012, April 30, 2011 and May 1, 2010, and their financial performance and cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. MCGOVERN, HURLEY, CUNNINGHAM, LLP Mcgovern, Hurley, Cunningham, LLP Chartered Accountants Licensed Public Accountants TORONTO, Canada July 18, 2012 -2- A member of UHY International, A network of independent accounting and consulting firms UHY

Bridgeport Venture Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	As at April 30, 2012	As at April 30, 2011 (note 21)	As at May 1, 2010 (note 21)
ASSETS			
Current assets			
Cash and cash equivalents (note 7)	**$ 17,810,583**	$ 22,870,894	$ 11,137,382
Amounts receivable and other assets (note 8)	**160,455**	328,637	130,342
Available-for-sale investments (note 9)	**24,250**	280,000	-
Total current assets	**17,995,288**	23,479,531	11,267,724
Interest in exploration properties and deferred exploration expenditures (note 9)	**4,208,534**	7,578,011	3,416,271
Equipment (note 10)	**17,055**	42,902	26,007
Total assets	**$ 22,220,877**	$ 31,100,444	14,710,002
EQUITY AND LIABILITIES			
Current liabilities			
Amounts payable and other liabilities (notes 11 and 17)	**$ 97,233**	$ 1,046,868	$ 325,079
Equity			
Share capital (note 12)	**31,364,501**	31,364,501	11,798,967
Reserves	**8,089,028**	7,999,728	4,697,259
Accumulated other comprehensive (loss) income	**(3,875)**	175,000	-
Accumulated deficit	**(17,326,010)**	(9,485,653)	(2,111,303)
Total equity	**22,123,644**	30,053,576	14,384,923
Total equity and liabilities	**$ 22,220,877**	$ 31,100,444	14,710,002

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)
Contingencies and commitments (notes 9 and 20)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

- 3 -

Bridgeport Ventures Inc. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars) 2012 2011 For the year ended April 30, (note 21) Operating expenses General and administrative (note 16) $ 2,382,791 $ 3,307,037 Total general and administrative expenses (2,382,791) (3,307,037) Interest income 257,151 153,566 Gain on sale of available-for-sale investment (note 9(a)) 111,182 - Foreign exchange gain (loss) 18,471 (6,998) Write-off of exploration property interests (note 9) (5,171,214) - Net loss before tax (7,167,201) (3,160,469) Deferred income tax (expense) recovery (25,000) 25,000 Net loss from continuing operations (7,192,201) (3,135,469) Net loss from discontinued operation (note 6) (1,194,061) (4,238,881) Net loss for the year (8,386,262) (7,374,350) Net loss from continuing operations (7,192,201) (3,135,469) Reclassification of net realized (loss) on available-for-sale investment, net of tax (175,000) - Unrealized (loss) gain on available-for-sale investment, net of tax of $nil (2011-$25,000) (note 9(a)) (3,875) 175,000 Net loss and comprehensive loss for the year from continuing operations (7,371,076) (2,960,469) Net loss and comprehensive loss for the year from discontinued operation (note 6) (1,194,061) (4,238,881) Net loss and comprehensive loss for the year $ (8,565,137) $ (7,199,350) Basic and diluted net loss per share - continuing operations (note 13) $ (0.14) $ (0.09) Basic and diluted net loss per share - discontinued operation (note 13) $ (0.02) $ (0.12) Basic and diluted net loss per share - total (note 13) $ (0.17) $ (0.20) Weighted average number of common shares outstanding-basic and diluted 50,579,600 36,402,004 The accompanying notes to the consolidated financial statements are an integral part of these statements. - 4 -

Bridgeport Ventures Inc. Consolidated Statements of Cash Flows (Expressed in Canadian dollars) 2012 2011 For the year ended April 30, (note 21) Operating activities Net loss for the year from continuing operations $ (7,192,201) $ (3,135,469) Adjustments for: Amortization 6,241 3,606 Share-based payments 635,205 1,352,186 Gain on sale of investment (111,182) - Deferred income tax expense (recovery) 25,000 (25,000) Write-off of exploration property interests 5,171,214 - Non-cash working capital items: Amounts receivable and other assets (60,961) (215,935) Amounts payable and other liabilities (147,421) (50,356) Cash flows from discontinued operation (note 6) 16,882 (65,051) Net cash used in operating activities (1,657,223) (2,136,019) Investing activities Expenditure on exploration properties (3,147,106) (1,034,826) Proceeds from sale of investment 191,182 - Option payment received - 20,000 Additions to equipment - (21,747) Cash flows from discontinued operation (note 6) (447,164) (1,434,713) Net cash used in investing activities (3,403,088) (2,471,286) Financing activities Issue of securities - 17,702,600 Share issue costs - (1,361,783) Net cash provided by financing activities - 16,340,817 Net change in cash and cash equivalents (5,060,311) 11,733,512 Cash and cash equivalents, beginning of year 22,870,894 11,137,382 Cash and cash equivalents, end of year $ 17,810,583 $ 22,870,894 Common shares issued pursuant to acquisition of Nevada properties - 5,175,000 Warrants issued as share issuance costs - 380,428 Value of warrants exercised - 100,144 Value of warrants expired - 25,772 Value of stock options expired 545,905 - Change in accrued exploration property expenditures (783,278) 753,208 Common shares received for interest in exploration property (note 9) 28,125 80,000 The accompanying notes to the consolidated financial statements are an integral part of these statements. - 5 -

Bridgeport Ventures Inc. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars) Equity attributable to shareholders Reserves Accumulated Share Share-based other Accumulated capital Warrants payments comprehensive income deficit Total Balance, May 1, 2010 $ 11,798,967 $ 3,679,500 $ 1,017,759 $ - $ (2,111,303) $ 14,384,923 Public offering, net of costs 13,885,090 2,003,127 - - - 15,888,217 Exercise of warrants 452,600 - - - - 452,600 Value of warrants exercised 100,144 (100,144) - - - - Warrants expired - (25,772) 25,772 - - - Acquisition of exploration properties 5,175,000 - - - - 5,175,000 Step-up warrants issued (47,300) 47,300 - - - - Share-based payments Officers and directors - - 1,032,500 - - 1,032,500 Employee - - 30,081 - - 30,081 Consultants - - 289,605 - - 289,605 Unrealized gain on available-for-sale securities, net of tax - - - 175,000 - 175,000 Net loss for the year - - - - (7,374,350) (7,374,350) Balance, April 30, 2011 $ 31,364,501 $ 5,604,011 $ 2,395,717 $ 175,000 $ (9,485,653) $ 30,053,576 The accompanying notes to the consolidated financial statements are an integral part of these statements. - 6 -

Bridgeport Ventures Inc. Consolidated Statements of Changes in Equity (continued) (Expressed in Canadian dollars) Equity attributable to shareholders Reserves Accumulated Share Share-based other comprehensive Accumulated capital Warrants payments income (loss) deficit Total Balance, April 30, 2011 $ 31,364,501 $ 5,604,011 $ 2,395,717 $ 175,000 $ (9,485,653) $ 30,053,576 Share-based payments Officers and directors - - 659,254 - - 659,254 Employee - - 57,032 - - 57,032 Consultants - - (81,081) - - (81,081) Stock options expired - - (545,905) - 545,905 - Loss on available-for-sale securities - - - (178,875) - (178,875) Net loss for the year - - - - (8,386,262) (8,386,262) Balance, April 30, 2012 $ 31,364,501 $ 5,604,011 $ 2,485,017 $ (3,875) $ (17,326,010) $ 22,123,644 The accompanying notes to the consolidated financial statements are an integral part of these statements. - 7 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 1. Nature of operations and going concern Bridgeport Ventures Inc. (the “Company” or “Bridgeport”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The primary office of the Company is located at 36 Toronto St. Suite 1000, Toronto, Ontario, M5C 2C5. The consolidated financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 18, 2012. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company’s mineral exploration property interests are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $8,386,262 for the year ended April 30, 2012 and has an accumulated deficit of $17,326,010 to April 30, 2012 (April 30, 2011 - $9,485,653 and May 1, 2010 - $2,111,303). As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 and working capital of $17,898,055. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. - 8-

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (a) Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis with an adoption date of May 1, 2011 and a transition date of May 1, 2010. In the financial statements, the term “Canadian GAAP” refers to GAAP before the adoption of IFRS. These are the Company’s first annual consolidated financial statements for the year ended April 30, 2012 to be presented in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) effective for the year ended April 30, 2012. IFRS 1 First-Time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian GAAP to IFRS is explained in note 21. The accounting policies set out below have been applied consistently to all periods presented, including the opening consolidated statement of financial position at May 1, 2010 (note 21) for purposes of transition to IFRS. (b) Basis of consolidation The consolidated financial statements incorporate the financial statements of Bridgeport Ventures Inc. and its subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation. Subsidiaries are those entities which Bridgeport Ventures Inc. controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Bridgeport Ventures Inc. controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Bridgeport and are de-consolidated from the date that control ceases. The following entities have been consolidated within the consolidated financial statements: Country of incorporation Principal activity Bridgeport Ventures Inc. Canada Parent company Bridgeport Gold Inc.(1) United States of America Exploration company Rio Condor Resources S.A.(2) Chile Exploration company (1) 100% owned by Bridgeport (2) During the year ended April 30, 2012, the Company disposed of its 100% interest in Rio Condor Resources S.A. (see note 6) (c) Foreign currency translation The functional currency, as determined by management, of Bridgeport and its subsidiaries (on comparative basis) is the Canadian dollar. For the purpose of the consolidated financial statements, the results and financial position are expressed in Canadian dollars. Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the consolidated statement of loss and comprehensive loss. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. - 9-

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (d) Financial instruments The Company’s financial instruments consist of the following: Financial assets: Classification: Cash Loans and receivables Cash equivalents FVTPL (“Fair value through profit and loss”) Available-for-sale investments Available for sale Amounts receivable Loans and receivables Financial liabilities: Classification: Amounts payable and other liabilities Other financial liabilities FVTPL: Financial assets and liabilities classified as FVTPL include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as FVTPL. Fair value changes on financial assets and liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive loss. Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Available for sale: Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classed in any other categories. Available-for-sale investments are carried at fair value at initial recognition. Changes to the fair value of available-for-sale investments are recognized in other comprehensive income. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in the statement of loss as “gains and losses from available-for-sale investments”. Other financial liabilities: Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. Impairment of financial assets: Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted. - 10 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (d) Financial instruments (continued) Financial instruments recorded at fair value: Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: • Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities; • Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and • Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs). Available-for-sale investments and cash equivalents are classified as Level 1 and Level 2 financial instruments respectively. The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. As of April 30, 2012, April 30, 2011 and May 1, 2010, other than the available-for-sale investment and cash equivalents, none of the Company’s financial instruments are recorded at fair value on the consolidated statement of financial position based on their classification. (e) Impairment of non-financial assets At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs which includes building and equipment in the exploration and evaluation property). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration. (f) Exploration and evaluation expenditures The Company is in the exploration stage with respect to its investment in exploration properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its interest in properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The costs incurred pre-acquisition of right to explore are expensed. The aggregate costs related to abandoned exploration properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to an exploration property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. - 11 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (f) Exploration and evaluation expenditures (continued) The recoverability of amounts shown for interest in exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. The Company recognizes in income costs recovered on exploration properties when amounts received or receivable are in excess of the carrying amount. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the statement of loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned. (g) Cash and cash equivalents Cash and cash equivalents in the statements of financial position comprise cash at banks, and guaranteed investment certificates with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and guaranteed investment certificates that are available on demand by the Company for its programs. The Company does not invest in any asset-backed deposits/investments. (h) Equipment Equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Amortization is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates: Detail Percentage Method Computer equipment 30% Declining balance Software 20% Declining balance Office equipment 20% Declining balance Structures 20% Declining balance Machinery and equipment 30% Declining balance An asset’s residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis. - 12 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (i) Provisions A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company had no material provisions at April 30, 2012, April 30, 2011 and May 1, 2010. (j) Share based payment transactions The fair value of stock options granted to employees and non-employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest based on an estimate of the forfeiture rate. Unexercised expired stock options and warrants are transferred to deficit. (k) Income taxes Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years. In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements unless such differences arise from goodwill or the initial recognition (other than in a business combination) of other assets or liabilities in a transaction that affects neither the taxable profit nor the accounting profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. - 13 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (l) Restoration, rehabilitation and environmental obligations A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs are discounted to their net present value using a risk-free rate and are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company has no material restoration, rehabilitation and environmental costs at April 30, 2012, April 30, 2011 and May 1, 2010 as the disturbance to date is minimal. (m) Loss per share The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares. The Company’s diluted loss per share for all periods presented does not include the effect of stock options and warrants as they are anti-dilutive. (n) Significant accounting judgments and estimates The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Critical accounting estimates Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following: • Assets’ carrying values and impairment charges In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. - 14 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (n) Significant accounting judgments and estimates (continued) - Capitalization of exploration and evaluation costs Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. See Note 9 for details of capitalized exploration and evaluation costs. - Impairment of exploration properties and deferred exploration expenditures While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s exploration properties. - Estimation of decommissioning and restoration costs and the timing of expenditure Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. - Income taxes and recoverability of potential deferred tax assets In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period. - 15 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (n) Significant accounting judgments and estimates (continued) - Share-based payments Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. - Contingencies Refer to Note 20. (o) New accounting standards and interpretations Certain pronouncements were issued by the IASB or the IFRIC (“International Financial Reporting Interpretation Committee”) that are mandatory for accounting periods after April 30, 2012 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company. (i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. (ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. (iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. (iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. - 16 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 2. Significant accounting policies (continued) (o) New accounting standards and interpretations (continued) (v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows: • fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market; • financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure; • disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities; • a quantitative sensitivity analysis must be provided for financial instruments measured at fair value; • a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs; • and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. (vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. 3. Capital risk management The Company manages its capital with the following objectives: • to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and • to maximize shareholder return through enhancing the share value. The Company monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. As discussed in Note 1, the Company’s ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing. The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Relevant information is provided to the Board of Directors of the Company. The Company is not subject to any capital requirements imposed by a lending institution. - 17 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 4. Financial risk management The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk). Financial risk management is carried out by the Company’s management team with guidance from the Audit Committee and Board of Directors. There have been no changes in the risks, objectives, policies and procedures from the previous period. (i) Credit risk The Company’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of April 30, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote. (ii) Liquidity risk Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow primarily from its financing activities. As at April 30, 2012, the Company had cash and cash equivalents of $17,810,583 (April 30, 2011 - $22,870,894 and May 1, 2010 - $11,137,382) to settle current liabilities of $97,233 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. As discussed in Note 1, the Company’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing. (iii) Market risk Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. (a) Interest rate risk The Company has cash and cash equivalents and no interest-bearing debt. The Company’s current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk. (b) Foreign currency risk The Company’s functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United Sates. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies: - 18 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4. Financial risk management (continued)

(iii) Market risk (continued)

(b) Foreign currency risk (continued)

		April 30 2012		April 30 2011		May 1 2010	
United States Dollars							
Cash (Bank indebtedness)	$	24,862	(1)	$ (375,361)	(1)	$ 508,464	(1)
Amounts receivable and other assets	$	15,000	(1)	$ 1,082	(1)	$ -	(1)
Amounts payable and other liabilities	$	1,958	(1)	$ 20,196	(1)	$ 82,208	(1)
Chilean Peso							
Amounts receivable and other assets		30,118,500	(2)	112,182,936	(2)	17,138,310	(2)
Amounts payable and other liabilities		-	(2)	199,755,213	(2)	10,568,652	(2)

(1) Denoted in United States Dollars: (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and (May 1, 2010 - 1 United States Dollar = 1.0158 Canadian Dollars)

(2) Denoted in Chilean Peso: (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars); (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars); and (May 1, 2010 - 1 Chilean Peso = 0.001957 Canadian Dollars)

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and investment in Orsa Ventures Corp. ("Orsa") are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a twelve month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant, would result in a corresponding increase/decrease in interest income of approximately $177,000 based on the balance of cash equivalents at April 30, 2012.

- 19 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

4. Financial risk management (continued)

(iii) Market risk (continued)

Sensitivity analysis (continued)

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $4,202.

(iii) The Company's available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at April 30, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the year ended April 30, 2012 and the reported equity as at April 30, 2012 by $2,450.

5. Categories of financial instruments

	As at April 30, 2012	As at April 30, 2011	As at May 1, 2010
Financial assets:			
Loans and receivables			
Cash	$ 79,195	$ (365,965)	$ 981,301
Amounts receivable	61,513	-	-
FVTPL - cash equivalents	17,731,388	23,236,859	10,156,081
Available for sale investments	24,250	280,000	-
Financial liabilities:			
Other financial liabilities			
Amounts payable and other liabilities	$ 97,233	$ 1,046,868	$ 325,079

As at April 30, 2012, April 30, 2011 and May 1, 2010, the fair value of all the Company's financial instruments, other than available for sale investments and cash equivalents which are carried at fair value, approximates the carrying value, due to their short-term nature.

6. Discontinued operation

During the year ended April 30, 2012, the Company committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in the Company's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Company sold the interests it owned in Rio Condor on March 31, 2012 for cash consideration of US$62,100 ($61,412). The Company recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

- 20 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 6. Discontinued operation (continued) The following tables summarize the additional financial information related to the discontinued operation as at April 30, 2012: Statement of loss and comprehensive loss of the discontinued operation until the date of disposal of March 31, 2012: April 30, 2012 Year ended (11 months) April 30, 2011 General and administrative $ 16,079 $ 203,914 Total general and administrative expenses (16,079) (203,914) Write-off of equipment (17,382) - Write-off of Rosario exploration property interests and related receivables (1,175,229) (4,131,792) Gain on disposition of Rio Condor 59,657 - Foreign exchange loss (45,028) 96,825 Net loss and comprehensive loss from discontinued operation $ (1,194,061) $ (4,238,881) Statement of cash flows from the discontinued operation: April 30, 2012 Year ended (11 months) April 30, 2011 Cash flows from operating activities $ 16,882 $ (65,051) Cash flows from investing activities (447,164) (1,434,713) $ (430,282) $ (1,499,764) 7. Cash and cash equivalents As at As at As at April 30, April 30, May 1, 2012 2011 2010 Cash (bank indebtedness) $ 79,195 $ (365,965) $ 981,301 Cash equivalents 17,731,388 23,236,859 10,156,081 Total $ 17,810,583 $ 22,870,894 $ 11,137,382 - 21 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

8. Amounts receivable and other assets

	As at April 30, 2012	As at April 30, 2011	As at May 1, 2010
Sales tax receivable - (Canada)	$ 38,459	$ 48,787	$ 48,993
Sales tax receivable - (Chile) (note 9(b))	-	230,784	16,586
Amounts receivable	61,513	-	-
Prepaid expenses	60,483	49,066	64,763
	$ 160,455	$ 328,637	$ 130,342

9. Interest in exploration properties and deferred exploration expenditures

Year Ended April 30, 2012

	Nevada Properties (USA) (f)	McCart Township (Canada) (a)	Rosario Properties (Chile) (b)(c)(d)(e)	Total
Opening balance	$ 6,430,690	$ 171,596	$ 975,725	$ 7,578,011
Acquisition	-	-	(94,701)	(94,701)
Exploration	2,800,569	351	41,998	2,842,918
Salaries and benefits	-	4,667	-	4,667
Option payment received	(18,000)	(10,125)	-	(28,125)
Write-off of exploration properties	(5,004,725)	(166,489)	(923,022)	(6,094,236)
Ending balance	$ 4,208,534	$ -	$ -	$ 4,208,534

Year Ended April 30, 2011

	Nevada Properties (USA) (f)	McCart Township (Canada) (a)	Rosario Properties (Chile) (b)(c)(d)(e)	Total
Opening balance	$ -	$ 263,860	$ 3,152,411	$ 3,416,271
Acquisition	5,175,000	-	170,855	5,345,855
Exploration	1,255,690	7,736	1,784,251	3,047,677
Option payment received	-	(100,000)	-	(100,000)
Write-off of exploration properties	-	-	(4,131,792)	(4,131,792)
Ending balance	$ 6,430,690	$ 171,596	$ 975,725	$ 7,578,011

- 22 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 9. Interest in exploration properties and deferred exploration expenditures (continued) (a) McCart Township On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to: • Make a cash payment of $5,000 (paid); and • Issue 150,000 common shares of the Company (issued and valued at $19,500). Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire a 100% interest in the Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company. At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000. During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the April 30, 2011, these three claims were cancelled. On August 24, 2010, Bridgeport granted to Gondwana an option to acquire up to a 70% interest in the McCart Property. Gondwana could earn an initial 50% interest in the McCart Property by satisfying the following commitments: (i) making an initial cash payment to Bridgeport in the amount of $20,000 (received); (ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and (iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period. Gondwana could earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest. On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010 and $280,000 on April 30, 2011. During the year ended April 30, 2012, the 400,000 common shares of Gondwana were sold for cash proceeds of $191,182 resulting in a gain on disposal of $111,182. On August 17, 2011, the Company signed an amending letter agreement (the “Amending Agreement”) with Gondwana to extend the time by which the commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana shares to be issued to Bridgeport. On February 15, 2012, Gondwana terminated its option on the McCart property. As a result, the Company has taken possession of the property and decided to discontinue the exploration activities on the McCart Property. Accordingly, the Company wrote off capitalized costs of $166,489 during the year ended April 30, 2012. On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana in accordance with the terms of the Amending Agreement. The 25,000 common shares received were valued at $10,125 on October 25, 2011 based on the bid price on October 25, 2011. As of April 30, 2012, the bid price of Gondwana was $0.39 resulting in a unrealized loss of $375 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Gondwana were valued at $9,750 using the bid price of the security. - 23 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9. Interest in exploration properties and deferred exploration expenditures (continued)

(b) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 ("Date of Closing") the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million were due as follows:

		US$	
Date of Closing	$	25,000	(paid) [1]
January 17, 2011		25,000	(paid) [1]
January 31, 2012		50,000	(not paid)
January 31, 2013		60,000	
January 31, 2014		250,000	
January 31, 2015		1,090,000	
	$	1,500,000	

[1] US$50,000 Canadian equivalent equals $51,795.

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and related receivables were written off during the year ended April 30, 2012.

(c) SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that could be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

		US$	
Date of signing the agreement	$	75,000	(paid)
June 3, 2010		50,000	(paid)
December 3, 2010		50,000	(not paid)
June 3, 2011		100,000	(not paid)
December 3, 2011		150,000	(not paid)
December 3, 2012		575,000	
	$	1,000,000	

- 24 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9. Interest in exploration properties and deferred exploration expenditures (continued)

(c) SOESMI Property (continued)

During the year ended April 30, 2011, the Company determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company wrote off all costs associated with this project in the amount of $611,352.

(d) Simonetta Property

Pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

		US$	
Date of signing the agreement	$	30,000	(paid)
July 23, 2010		10,000	(paid)
January 23, 2011		65,000	(not paid)
January 23, 2012		150,000	(not paid)
January 23, 2013		245,000	
January 23, 2014		500,000	
	$	1,000,000	

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment due January 23, 2011 (US$65,000) and subsequent payments would not be made. As a result, Rio Condor's rights in respect of such property were forfeited and costs of $554,473 associated with the project were written off during the year ended April 30, 2011.

(e) Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

The Company had focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management decided that the property did not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport decided to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US$720,000. As a result, Rio Condor's rights in respect of such properties were forfeited and costs of $2,965,967 associated with the project were written-off during the year ended April 30, 2011.

The Company had retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company was entitled to maintain its rights to the Tamara property by making the following cash payments:

- 25 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9. Interest in exploration properties and deferred exploration expenditures (continued)

(e) Rosario Project (continued)

	Cash payments (US$)	
November 5, 2009	$ 15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000	(not paid)
November 5, 2012	70,000	
November 5, 2013	230,000	
	$ 400,000	

During the year ended April 30, 2012, the Company decided to terminate the Trillador Property and Tamara Property option agreements and as a result, a total of $1,175,229 of exploration properties and deferred exploration expenditures and a receivable related to Chile was written off for the year ended April 30, 2012. As a result, the payment due on November 5, 2011 was not made.

(f) Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. ("Fronteer") a 100% interest in certain mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a NSR of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see Note 12(b)(ii)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked additional claims adjacent to the properties and intends to continue with its land acquisition effort. During the year ended April 30, 2012, the Company has decided to discontinue exploration activities on select areas of the Nevada Portfolio and as a result, certain properties were written off in the amount of $5,004,725.

(g) Option Agreement with Orsa Ventures Corp.

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa whereby Orsa can earn a 51% interest in Bridgeport's Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a. issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval by the TSX Venture Exchange of the Option Agreement;

b. incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c. incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

- 26 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

9. Interest in exploration properties and deferred exploration expenditures (continued)

(g) Option Agreement with Orsa Ventures Corp. (continued)

On November 21, 2011, the Option Agreement with Orsa was approved by the TSX Venture Exchange and on December 7, 2011, 100,000 common shares of Orsa were received. The 100,000 common shares received were valued at $18,000 on December 7, 2011 based on the bid price on December 7, 2011. As of April 30, 2012, the bid price of the Orsa shares was $0.145 resulting in a unrealized loss of $3,500 which was recorded in other comprehensive loss for the year ended April 30, 2012. At April 30, 2012, the shares of Orsa were valued at $14,500 using the bid price of the security.

10. Equipment

Cost	Computer equipment	Software	Office equipment	Structures	Machinery and equipment	Total
Balance, May 1, 2010	$ 7,852	$ -	$ 336	$ 13,754	$ 5,056	$ 26,998
Additions	22,382	315	1,452	1,813	1	25,963
Balance, April 30, 2011	30,234	315	1,788	15,567	5,057	52,961
(Disposal)	(2,970)	(315)	(1,788)	(15,567)	(5,057)	(25,697)
Balance, April 30, 2012	$ 27,264	$ -	$ -	$ -	$ -	$ 27,264

Accumulated amortization	Computer equipment	Software	Office equipment	Structures	Machinery and equipment	Total
Balance, May 1, 2010	$ 450	$ -	$ 8	$ 344	$ 189	$ 991
Amortization	4,375	158	211	2,863	1,461	9,068
Balance, April 30, 2011	4,825	158	219	3,207	1,650	10,059
Amortization	6,546	69	153	1,205	492	8,465
(Disposal)	(1,162)	(227)	(372)	(4,412)	(2,142)	(8,315)
Balance, April 30, 2012	$ 10,209	$ -	$ -	$ -	$ -	$ 10,209

Carrying value	Computer equipment	Software	Office equipment	Structures	Machinery and equipment	Total
Balance, May 1, 2010	$ 7,402	$ -	$ 328	$ 13,410	$ 4,867	$ 26,007
Balance, April 30, 2011	$ 25,409	$ 157	$ 1,569	$ 12,360	$ 3,407	$ 42,902
Balance, April 30, 2012	$ 17,055	$ -	$ -	$ -	$ -	$ 17,055

11. Amounts payable and other liabilities

	As at April 30, 2012	As at April 30, 2011	As at May 1, 2010
Falling due within the year			
Trade payables	$ 18,084	$ 857,529	129,916
Accrued liabilities	79,149	189,339	195,163
	$ 97,233	$ 1,046,868	325,079

- 27 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 12. Share capital a) Authorized share capital The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. b) Common shares issued The change in issued share capital for the years ended April 30, 2012 and 2011 were as follows: Number of common shares Amount Balance, May 1, 2010 28,036,000 $ 11,798,967 Public offering, net of costs (i) 17,250,000 13,885,090 Acquisition of mineral properties (ii) 4,500,000 5,175,000 Exercise of warrants 793,600 452,600 Value of warrants exercised - 100,144 Step-up warrants issued (note 14) - (47,300) Balance, April 30, 2011 and April 30, 2012 50,579,600 $ 31,364,501 (i) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the “Offering”) and over allotment of 15,000,000 and 2,250,000 units (“Units”), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2012. The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of the Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants (“Compensation Warrants”) were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. (ii) On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties (note 9 (f)). - 28 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 13. Net loss per common share The calculation of basic and diluted loss per share for the years ended April 30, 2012 and 2011 was based on the loss attributable to common shareholders of $8,386,262 and $7,374,350 respectively and the weighted average number of common shares outstanding of 50,579,600 and 36,402,004. Diluted loss per share did not include the effect of 28,825,000 warrants and 4,507,500 stock options as they are anti-dilutive. 14. Warrants The following table reflects the continuity of warrants for the years ended April 30, 2012 and 2011: Number of warrants Amount Balance, May 1, 2010 19,690,200 $ 3,679,500 Granted (note 12(b)(i)) 9,660,000 2,003,127 Step-up warrants issued (i)(ii)(iii) 420,000 47,300 Exercised (793,600) (100,144) Expired (151,600) (25,772) Balance, April 30, 2011 and April 30, 2012 28,825,000 $ 5,604,011 (i) On January 31, 2011, 210,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years. (ii) On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years. (iii) On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years. - 29 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 14. Warrants (continued) The following table reflects the actual warrants issued and outstanding as of April 30, 2012: Number of Warrants Grant date ($) Outstanding fair value Exercise Price ($) Expiry Date 6,575,000 374,925 0.50 October 7, 2014 12,590,000 3,225,959 1.50 December 1, 2012 8,625,000 1,622,699 1.40 December 20, 2012 1,035,000 (1) 380,428 1.00 December 20, 2012 28,825,000 5,604,011 1.22 (1) Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012. 15. Stock options The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan. The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years. Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). - 30 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 15. Stock options (continued) The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts. The following reflects the continuity of stock options for the years ended April 30, 2012 and 2011: Weighted Average Number of Exercise Price Stock Options ($) Balance, May 1, 2010 2,400,000 1.21 Granted (10)(11)(12) (13)(14) 2,340,000 1.01 Forfeited (5)(7)(9) (75,000) 2.31 Expired (5)(7)(9) (100,000) 2.24 Balance, April 30, 2011 4,565,000 1.06 Granted (16)(17)(18) 687,500 0.53 Forfeited (5)(14) (196,666) 1.34 Expired(1)(5)(14) (548,334) 1.01 Balance, April 30, 2012 4,507,500 0.98 - 31 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 15. Stock options (continued) (1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. 500,000 of these stock options expire on August 20, 2014 and the remaining 200,000 stock options expired on January 7, 2012. During the year ended April 30, 2012, 200,000 stock options expired unexercised and as at April 30, 2012, 500,000 stock options remain outstanding. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012 $nil (year ended April 30, 2011 - $nil) was expensed to share-based payments. (2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $15,394 (year ended April 30, 2011 - $59,454) was expensed to share-based payments. (3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the year ended April 30, 2012, $18,815 (year ended April 30, 2011 - $71,797) was expensed to share-based payments. (4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $30,411 (year ended April 30, 2011 - $110,822) was expensed to share-based payments. (5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 16,667 of these options expired and 8,333 of these options were forfeited and during the year ended April 30, 2012, 166,666 options were forfeited, 166,667 options expired on November 30, 2011 and the remaining 166,667 expired on December 12, 2011. As of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, ($115,297) (year ended April 30, 2011 -$189,612) was credited to share-based payments as a result of the forfeiture. - 32 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 15. Stock options (continued) (6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the year ended April 30, 2012, $44,391 (year ended April 30, 2011 - $152,073) was expensed to share-based payments. (7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, 66,667 of these stock options expired and 33,333 of these stock options were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - $34,117) was credited to share-based payments as a result of the forfeiture. (8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,711 (year ended April 30, 2011 - $18,947) was expensed to share-based payments. (9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, 16,666 of these stock options expired and 33,334 were forfeited and as of April 30, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the year ended April 30, 2012, $nil (year ended April 30, 2011 - ($5,920)) was credited to share-based payments. (10) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the year ended April 30, 2012, $79,580 (year ended April 30, 2011 - $172,227) was expensed to share-based payments. - 33 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 15. Stock options (continued) (11) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the year ended April 30, 2012, $358,921 (year ended April 30, 2011 - $481,064) was expensed to share-based payments. (12) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company’s stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $46,254 (year ended April 30, 2011 - $56,859) was expensed to share-based payments. (13) On March 15, 2011, the Company granted 35,000 options exercisable at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options vest as to on-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $5,212 (year ended April 30, 2011 - $4,508) was expensed to share-based payments. (14) On March 15, 2011, the Company granted 55,000 options exercisable at $1.00 to employees of the Company with an expiry date of March 15, 2016. During the year ended April 30, 2012, 30,000 options were forfeited and 15,000 expired unexercised on September 14, 2011. As at April 30, 2012, 10,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2012, $531 (year ended April 30, 2011 - $6,626) was credited to share-based payments as a result of the forfeiture. (15) During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company. During the year ended April 30, 2012, the 200,000 stock options expired unexercised (see Note 15(1)). (16) On June 8, 2011, the Company granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the year ended April 30, 2012, $9,422 (year ended April 30, 2011 - $nil) was expensed to share-based payments. - 34 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

15. Stock options (continued)

(17) On July 26, 2011, the Company granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the year ended April 30, 2012, $95,126 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

(18) On September 6, 2011, the Company granted 215,000 options exercisable at $0.50 to certain employees of the Company with an expiry date of September 6, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of 5 years. For the year ended April 30, 2012, $40,734 (year ended April 30, 2011 - $nil) was expensed to share-based payments.

Details of the stock options outstanding at April 30, 2012 are as follows:

Number of stock options	Exercisable stock options	Exercise price ($)	Weighted average remaining contractual life (years) for number of stock options granted	Weighted average grant date fair value per option ($)	Expiry date
500,000	500,000	0.35	2.31	0.08	August 20, 2014
200,000	200,000	1.20	2.54	0.86	November 12, 2014
250,000	250,000	1.20	2.55	0.82	November 17, 2014
300,000	300,000	1.40	2.61	1.00	December 7, 2014
250,000	250,000	2.15	2.70	1.52	January 11, 2015
25,000	25,000	2.40	2.76	1.81	February 1, 2015
400,000	266,667	1.05	3.40	0.68	September 23, 2015
1,600,000	1,066,667	1.00	3.64	0.59	December 21, 2015
250,000	166,667	1.00	3.69	0.47	January 7, 2016
35,000	23,333	0.85	3.88	0.33	March 15, 2016
10,000	6,667	1.00	3.88	0.30	March 15, 2016
55,000	18,333	0.85	4.11	0.21	June 8, 2016
417,500	139,167	0.50	4.24	0.29	July 26, 2016
215,000	71,667	0.50	4.36	0.29	September 6, 2016
4,507,500	3,284,168	0.98	3.34	0.60	

The weighted average exercise price of exercisable stock options as at April 30, 2012 is $1.03 (April 30, 2011 - $1.02).

- 35 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 16. General and administrative For the year ended April 30, 2012 2011 Share-based payments (note 15) $ 635,205 $ 1,352,186 Salaries and benefits (note 17) 279,151 347,180 Professional fees (note 17) 226,459 768,066 Insurance 65,901 41,354 Rent 108,715 109,854 Administrative and general 146,041 172,952 Investor relations 87,351 24,963 Reporting issuer costs 67,374 120,173 Business development 730,639 183,796 Travel and accommodation 13,397 161,318 Amortization (note 10) 6,241 3,606 Meals 16,317 21,589 $ 2,382,791 $ 3,307,037 17. Related party balances and transactions Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, noninterest bearing and due on demand. (a) the Company entered into the following transactions with related parties: Notes April 30 Years ended 2012 2011 Marrelli Support Services Inc.(“MSSI”) (i) $ 47,377 $ 40,000 DSA Corporate Services Inc. (“DSA”) (ii) $ 10,592 $ 10,696 H.R. Snyder Consultants (iii) $ 78,685 $ 65,625 (i) The Chief Financial Officer (“CFO”) of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, MSSI was owed $25,750 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities. (ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at April 30, 2012, DSA was owed $1,300 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities. (iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss. - 36 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 17. Related party balances and transactions (continued) (b) In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Remuneration of Directors and key management personnel of the Company was as follows: 2012 2011 Years ended April 30, $ $ Salaries and benefits (1) 276,457 170,750 Share based payments 659,254 1,032,499 (1) The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services. 18. Income taxes a) Provision for Income Taxes The reconciliation of the combined Canadian federal and provincial income tax rate on the net loss of the Company for the years ended April 30, 2012 and 2011: 2012 2011 (Loss) before income taxes from continuing operations $ (7,167,201) $ (3,160,469) Expected income tax recovery (1,899,300) (942,900) Increase (decrease) resulting from: Non-deductible share-based payments 168,300 406,300 Difference in tax rates and other (728,000) 152,500 Loss on sale of Rio Condor (638,100) - Change in tax benefits not recognized 3,203,300 435,700 Share issue cost (106,200) (51,600) Deferred income tax (recovery) $ - $ - The 2012 statutory tax rate of 26.5% differs from the 2011 statutory tax rate of 29.8% because of the reduction in federal and provincial substantively enacted tax rates. - 37 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 18. Income taxes (continued) b) Deferred Tax Balances The following table summarizes the components of the deferred income tax: Available-for-sale Investment Tax Losses Total At April 30, 2011 $ 25,000 $ (25,000) $ - Charged to net loss from continuing operations - 25,000 25,000 Credited to comprehensive loss from continuing operations (25,000) - (25,000) At April 30, 2012 $ - $ - $ - The tax effects of temporary differences that give rise to deferred income tax assets and liabilities in Canada and US approximate the following: 2012 2011 Non-capital losses $ 1,096,200 $ 507,200 Capital losses 588,300 - Deferred exploration expenditures 2,014,700 183,000 Share issue costs 295,900 123,300 Equipment (2,900) 900 Available-for-sale investments 500 (25,000) Deferred income tax assets not recognized $ 3,992,700 $ 789,400 c) Tax Loss Carry-Forwards The Company’s non-capital income tax losses expire as follows: Canada US 2027 $ 2,000 $ - 2028 2,000 - 2029 900 - 2030 843,700 - 2031 1,368,500 118,300 2032 1,637,700 260,400 Total $ 3,854,800 $ 378,700 The Company also has approximately $1,052,000 and $9,200,000 of cumulative exploration and development expenditure pools in Canada and the US, respectively, which may, in certain circumstances be used to reduce taxable income in future years. - 38 -

Bridgeport Ventures Inc.
Notes to the Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
(Expressed in Canadian dollars)

19. Segmented information

April 30, 2012	Canada	Chile	United States	Total
Cash and cash equivalents	$ 17,797,694	$ -	$ 12,889	$ 17,810,583
Amounts receivable and other assets	145,636	-	14,819	160,455
Available-for-sale investment	24,250	-	-	24,250
	17,967,580	-	27,708	17,995,288
Interest in exploration properties and deferred exploration expenditures	-	-	4,208,534	4,208,534
Equipment	17,055	-	-	17,055
	$ 17,984,635	$ -	$ 4,236,242	$ 22,220,877

April 30, 2011	Canada	Chile	United States	Total
Cash and cash equivalents	$ 22,861,023	$ (1,828)	$ 11,699	$ 22,870,894
Amounts receivable and other assets	82,633	231,808	14,196	328,637
Available-for-sale investment	280,000	-	-	280,000
	23,223,656	229,980	25,895	23,479,531
Interest in exploration properties and deferred exploration expenditures	171,596	975,725	6,430,690	7,578,011
Equipment	23,297	19,605	-	42,902
	$ 23,418,549	$ 1,225,310	$ 6,456,585	$ 31,100,444

May 1, 2010	Canada	Chile	United States	Total
Cash and cash equivalents	$ 11,027,755	$ 109,627	$ -	$ 11,137,382
Amounts receivable and other assets	96,681	33,661	-	130,342
	11,124,436	143,288	-	11,267,724
Interest in exploration properties and deferred exploration expenditures	263,860	3,152,411	-	3,416,271
Equipments	5,156	20,851	-	26,007
	$ 11,393,452	$ 3,316,550	$ -	$ 14,710,002

- 39 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 20. Commitment and contingencies (i) Environmental contingencies The Company’s activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees. The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take. (ii) Management contracts At April 30, 2012, the Company was party to certain management and consulting contracts. These contracts contain certain clauses requiring that additional payments of up to $253,333 be made upon termination without cause or as a result of the occurrence of certain events such as a change of control (see note 22(ii)). - 40 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (i) Overview As stated in significant accounting policies (note 2), these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. (ii) First-time adoption of IFRS The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at May 1, 2010. • To apply IFRS 3 Business Combination only to past business combinations that occurred after the date of transition to IFRS (May 1, 2010). • To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date. IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP. (iii) Changes to accounting policies The Company has changed certain accounting policies to be consistent with IFRS effective on April 30, 2012 (see note 2), the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements. The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS. (a) Impairment of non-financial assets IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company’s accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no material impact on the consolidated financial statements as at April 30, 2012. - 41 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (continued) (iii) Changes to accounting policies (continued) (b) Decommissioning Liabilities (Asset Retirement Obligations) IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company’s accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the consolidated financial statements as there was no legal or constructive obligation on the Transition Date or as at April 30, 2011 or April 30, 2012. (c) Income Taxes Under Canadian GAAP, the Company had recognized deferred tax on temporary differences arising on the acquisition of assets where the carrying amount of the assets acquired exceeded the tax base. IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interests in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS. (iv) Presentation Certain amounts in the consolidated statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS. - 42 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (continued) (v) Reconciliation between IFRS and Canadian GAAP The May 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows: May 1, 2010 Effect of Canadian transition to GAAP IFRS IFRS ASSETS Current assets Cash and cash equivalents $ 11,137,382 $ - $ 11,137,382 Amounts receivable and other assets 130,342 - 130,342 Total current assets 11,267,724 - 11,267,724 Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c)) 3,840,460 (424,189) 3,416,271 Equipment 26,007 - 26,007 Total assets $ 15,134,191 $ (424,189) $ 14,710,002 EQUITY AND LIABILITIES Current liabilities Amounts payable and other liabilities $ 325,079 $ - $ 325,079 Future income tax liability (note 21(iii)(c)) 424,189 (424,189) - Total liabilities 749,268 (424,189) 325,079 Equity Share capital 11,798,967 - 11,798,967 Reserves 4,697,259 - 4,697,259 Accumulated deficit (2,111,303) - (2,111,303) Total equity 14,384,923 - 14,384,923 Total equity and liabilities $ 15,134,191 $ (424,189) $ 14,710,002 - 43 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (continued) (v) Reconciliation between IFRS and Canadian GAAP (continued) The April 30, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows: April 30, 2011 Effect of Canadian transition to GAAP IFRS IFRS ASSETS Current assets Cash and cash equivalents $ 22,870,894 $ - $ 22,870,894 Amounts receivable and other assets 328,637 - 328,637 Available-for-sale investment 280,000 - 280,000 Total current assets 23,479,531 - 23,479,531 Interest in exploration properties and deferred exploration expenditures (note 21(iii)(c)) 7,659,047 (81,036) 7,578,011 Equipment 42,902 - 42,902 Total assets $ 31,181,480 $ (81,036) $ 31,100,444 EQUITY AND LIABILITIES Current liabilities Amounts payable and other liabilities $ 1,046,868 $ - $ 1,046,868 Equity Share capital 31,364,501 - 31,364,501 Reserves 7,999,728 - 7,999,728 Accumulated deficit (note 21(iii)(c)) (9,404,617) (81,036) (9,485,653) Accumulated other comprehensive income 175,000 - 175,000 Total equity 30,134,612 (81,036) 30,053,576 Total equity and liabilities $ 31,181,480 $ (81,036) $ 31,100,444 - 44 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (continued) (v) Reconciliation between IFRS and Canadian GAAP (continued) The Canadian GAAP statement of loss and comprehensive loss for the year ended April 30, 2011 has been reconciled to IFRS as follows: Year ended April 30, 2011 Effect of Canadian transition to GAAP IFRS IFRS Operating expenses General and administrative $ 3,307,037 $ - $ 3,307,037 Total general and administrative expenses (3,307,037) - (3,307,037) Interest income (expense) 153,566 - 153,566 Foreign exchange gain (6,998) - (6,998) Net loss before tax (3,160,469) - (3,160,469) Future income tax recovery (note 21(iii)(c)) 449,189 (424,189) 25,000 Net loss from continuing operations (2,711,280) (424,189) (3,135,469) Net loss from discontinued operation (note 21(iii)(c)) (4,582,034) 343,153 (4,238,881) Net loss for the year (7,293,314) (81,036) (7,374,350) Net loss from continuing operations (2,711,280) (424,189) (3,135,469) Unrealized gain on available-for-sale securities, net of tax of $25,000 175,000 - 175,000 Net loss and comprehensive loss for the year from continuing operations (2,536,280) (424,189) (2,960,469) Net loss and comprehensive loss for the year from discontinued operation (4,582,034) 343,153 (4,238,881) Net comprehensive loss for the year $ (7,118,314) $ (81,036) $ (7,199,350) Basic and diluted net loss per share: • continuing operations $ (0.08) $ (0.01) $ (0.09) • discontinued operation $ (0.13) $ 0.01 $ (0.12) • total $ (0.20) $ - $ (0.20) - 45 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 21. Conversion to IFRS (continued) (v) Reconciliation between IFRS and Canadian GAAP (continued) The Canadian GAAP statement of cash flows for the year ended April 30, 2011 has been reconciled to IFRS as follows: Year ended April 30, 2011 Effect of Canadian transition to GAAP IFRS IFRS Operating activities Net loss for the year from continuing operations $ (2,711,280) $ (424,189) $ (3,135,469) Adjustment for: Amortization 3,606 - 3,606 Shares-based payments 1,352,186 - 1,352,186 Future income tax recovery (note 21 (iii) (c)) (449,189) 424,189 (25,000) Non-cash working capital items: Amounts receivable and other assets (215,935) - (215,935) Amounts payable and other liabilities (50,356) - (50,356) Cash flow from discontinued operation (65,051) - (65,051) Net cash used in operating activities (2,136,019) - (2,136,019) Investing activities Expenditures on exploration properties (1,034,826) - (1,034,826) Option payment received 20,000 - 20,000 Additions to equipments (21,747) - (21,747) Cash flow from discontinued operation (1,434,713) - (1,434,713) Net cash used in investing activities (2,471,286) - (2,471,286) Financing activities Issue of securities 17,702,600 - 17,702,600 Share issue costs (1,361,783) - (1,361,783) Net cash provided by financing activities 16,340,817 - 16,340,817 Net change in cash and cash equivalents 11,733,512 - 11,733,512 Cash and cash equivalents, beginning of year 11,137,382 - 11,137,382 Cash and cash equivalents, end of year $ 22,870,894 $ - $ 22,870,894 - 46 -

Bridgeport Ventures Inc. Notes to the Consolidated Financial Statements Years Ended April 30, 2012 and 2011 (Expressed in Canadian dollars) 22. Subsequent events (i) June 28, 2012, the Company entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold Mines Limited’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”). Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold Mines Limited (“Premier Gold”) in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events. Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive 616,400 Bridgeport Warrants and, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction. Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors. On July 10, 2012, Premier Gold announced the closing of a private placement (the “Financing”) by its wholly-owned subsidiary, Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Transaction. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital. In addition, in connection with the Transaction, the common shares of Bridgeport will be consolidated on such basis as is determined at the time of the definitive agreement. The dollar figures and amounts referenced above do not give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants. The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals including approval of the TSX, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed in the near future. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction. (ii) Subsequent to April 30, 2012, the Company made termination payments in the amount of $253,333 pursuant to management and consulting contracts described in note 20(ii). Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties. - 47 -

SCHEDULE “C” Unaudited Pro Forma Financial Statements

SANDSTORM GOLD LTD. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2012 (UNAUDITED) 2

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2012

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Premier Royalty Inc.	Note 4:	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated
Cash and cash equivalents	127,359	12,957	(a)	(25,812)	114,504
Trade receivables and other	381	2,276		-	2,657
Promissory note	15,000	-		-	15,000
Loan receivable	4,000	-		-	4,000
Mineral properties held for sale		4,297			4,297
	146,740	19,530		(25,812)	140,458
Mineral interests and royalties	185,000	57,879	(b)	13,380	256,259
Investments	7,542	-	(a), (c)	2,693	10,235
Deferred financing costs	618	-		-	618
Other	1,141	40		-	1,181
Deferred income tax assets	386	-		-	386
Goodwill	-	-	(b)	37,999	37,999
	341,427	77,449		28,260	447,136
Accounts Payable and Accruals	1,247	2,567		-	3,814
Redeemable Premier Royalty warrants	-	1,140		-	1,140
Mineral interest payable	4,000	-		-	4,000
	5,247	3,707		-	8,954
Deferred income tax liabilities	-	2,684	(b)	1,789	4,473
Share Capital	281,495	66,005	(d)	(66,005)	281,495
Special warrants			(a)	64,394	64,394
Deficit	27,669	(20,197)	(d)	20,197	27,669
Other comprehensive income	164	(78)	(d)	78	164
Reserves	26,852	25,328	(d)	(25,328)	26,852
	336,180	71,058		(6,664)	400,574
Non- controlling interest	-	-	(b)	33,135	33,135
Total shareholders' equity	336,180	71,058		26,471	433,709
Total liabilities and shareholders' equity	341,427	77,449		28,260	447,136

3

PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

Expressed in U.S. dollars ($000s) unaudited

	Sandstorm Gold Ltd.	Premier Royalty Inc.	Note 4:	Pro Forma Adjustments	Sandstorm Gold Ltd. Pro Forma Consolidated
Sales	55,943	-		-	55,943
Royalty revenue	-	2,862		-	2,862
	55,943	2,862			58,805
Cost of sales	11,929	-		-	11,929
Depletion	14,319	1,416	(e)	295	16,030
Total cost of sales	26,248	1,416		295	27,959
Gross profit	29,695	1,446		(295)	30,846
Expenses and other (income)					
Administration expense	7,235	3,703		-	10,938
Gain on disposal of mineral interest	(5,630)	-		-	(5,630)
Project evaluation	549	-		-	549
Foreign exchange loss	1,666	(7)		-	1,659
Other expenses (income)	698	(34)		-	664
Charge related to public company listing	-	13,637		-	13,637
Interest on long-term debt	-	1,335		-	1,335
Long-term debt accretion	-	206		-	206
Income from operations	25,177	(17,394)		(295)	7,488
Income tax	3,250	2,669		-	5,919
Net income for the period	21,927	(20,063)		(295)	1,569
Net income attributable to:					
Shareholders of the Company					940
Non-controlling interests					629
Net income for the period					1,569
Basic earnings per share	0.29	(4.17)			0.01
Diluted earnings per share	0.25	(4.17)			0.01
Weighted average number of common shares outstanding					
Basic	75,191,865	4,813,272			80,796,142
Diluted	86,379,483	4,813,272			91,983,760

4

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2012 Expressed in U.S. dollars ($000s) / unaudited 1. BASIS OF PRESENTATION These unaudited pro forma consolidated financial statements have been prepared in connection with the acquisition by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) of a 59.9% controlling interest in Premier Royalty Inc. (“Premier Royalty”). All amounts are expressed in United States dollars and all values are rounded to the nearest thousand except otherwise indicated. The unaudited pro forma consolidated statement of financial position of Sandstorm Gold as at December 31, 2012 and the unaudited pro forma consolidated statements of income for the year ended December 31, 2012 have been prepared, for illustrative purposes only, to give effect to the acquisition of a controlling interest in Premier Royalty by Sandstorm Gold pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been compiled from the following historical information: a) A pro forma consolidated statement of financial position combining: i. The audited consolidated statement of financial position of Sandstorm Gold as at December 31, 2012; and ii. The audited consolidated statement of financial position of Premier Royalty as at December 31, 2012. b) A pro forma consolidated statement of income for the year ended December 31, 2012 combining: i. The audited consolidated statement of comprehensive income of Sandstorm Gold for the year ended December 31, 2012; and ii. The audited consolidated statement of loss of Premier Royalty for the year ended December 31, 2012. The pro forma consolidated statement of financial position as at December 31, 2012 has been prepared as if the transactions described in notes 3 and 4 had occurred on December 31, 2012. The pro forma consolidated statements of income for the year ended December 31, 2012 has been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2012. The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of Sandstorm Gold, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair values of assets acquired and liabilities assumed and the market price of shares and options. The pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Sandstorm Gold and Premier Royalty for the year ended December 31, 2012, and the notes thereto. 2. SIGNIFICANT ACCOUNTING POLICIES The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in Sandstorm Gold’s audited consolidated financial statements as at December 31, 2012. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between Sandstorm Gold and Premier Royalty where the impact was potentially material. The significant accounting policies of Premier Royalty conform in all material respects to those of Sandstorm Gold. 5

3. PRO FORMA PURCHASE PRICE ALLOCATION In January 2013, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty, representing approximately 59.9% of the currently issued and outstanding shares. As part of the transaction, the Company entered into a share purchase agreement (the “Agreement”) whereby, Sandstorm issued Premier Gold Mines Ltd. (“Premier Gold”) 5,604,277 Sandstorm Special Warrants (“Special Warrants”) each being exercisable into one common share of Sandstorm. The Company has also provided Premier Gold with a temporary credit facility to borrow up to $70.0 million, which expires on July 31, 2013 and if drawn will bear interest at a 0.3% premium to the interest rate that the Company would be charged by its lenders if funds were drawn from its revolving credit facility. The maximum amount of the temporary credit facility shall not exceed the lesser of the following: 1) $70.0 million and 2) $70.0 million multiplied by a percentage which is equal to the number of unexercised Special Warrants divided by the number of Special Warrants initially issued to Premier Gold. The Agreement with Premier Gold contains a top up provision whereby if the Company acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to the Company pursuant to the Subsequent Acquisition. In accordance with IFRS 3 – Business Combinations, the total consideration of $90.2 million, consisting of (i) $25.8 million cash and (ii)$64.4 million representing the fair value of the Special Warrants was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows: Acquisition costs: 5,604,277 Sandstorm Gold special warrants $ 64,394 Cash paid 25,812 $ 90,206 Allocation of acquisition costs: Cash $ 12,957 Accounts receivable and other 2,276 Premier common share purchase warrants 2,693 Mineral properties held for sale 4,297 Royalty interests in mineral properties 71,259 Other 40 Goodwill 37,999 Accounts Payable and Accruals (2,567) Redeemable warrants (1,140) Deferred income tax liability (4,473) Non-controlling interest (33,135) $ 90,206 6

The transaction will be accounted for as a business combination. For the purposes of preparing these consolidated pro forma consolidated financial statements, the value of the Special Warrants was calculated at a price of $11.49 (C$11.57) per warrant, representing the Company’s share price on the date of issuance. Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the interest in royalties which were estimated to have a fair value of $71.3 million. The excess of the total consideration transferred and the non-controlling interest over the identifiable assets acquired and the liabilities assumed has been recorded as goodwill. A deferred income tax liability of $1.8 million arising from temporary difference between the carrying values of the assets acquired and their tax basis has been recognized with a corresponding increase in goodwill. The Company will complete a valuation of the fair value of the net assets of Premier Royalty acquired with the assistance of an independent third party. Therefore, it is likely that the fair values of the assets acquired and liabilities assumed will vary from those shown above and the differences may be material. The determination of the fair value of the assets acquired and liabilities assumed is based upon management’s preliminary estimates and certain assumptions. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above as further analysis is completed. Consequently, the actual fair values of the assets acquired and liabilities assumed may be different than those in the unaudited pro forma consolidated statements. 4. PRO FORMA BUSINESS COMBINATION ADJUSTMENTS The unaudited pro forma consolidated statement of financial position reflects the following adjustments as if the business combination of Premier Royalty had occurred on December 31, 2012. a) To record the $25.8 million of cash and the issuance of 5,604,277 Sandstorm Gold Special Warrants (fair value of $64.4 million) paid at acquisition. b) To increase the carrying value of Premier Royalty’s mineral interest and royalties by $13.4 million to its fair value, record a deferred income tax liability of $1.8 million, record the 40.1% of non-controlling interest in Premier Royalty and to record goodwill. c) To record the receipt of 6,965,676 Premier Royalty warrants. The $2.7 million fair value of these warrants were determined using a Black-Scholes model using the following weighted average assumptions: Acquisition date Premier Royalty common share price 1.91 Exercise price 2.00 Expected volatility 30% Risk-free interest rate 1.23% Expected life of warrants 3.12 d) To eliminate Premier Royalty’s share capital, deficit, other comprehensive income and reserves. The unaudited pro forma consolidated statement of income for the year ended December 31, 2012 reflects the following adjustments as if the business combination of Premier Royalty had occurred on January 1, 2012. e) To record additional depletion expense of $0.3 million as a result of the increase in royalty interests arising from the fair value adjustment to in mineral properties described in ‘b’ above. The deferred tax recovery relating to increased depletion, arising from the fair value adjustment in ‘b’ above is nominal, and has not been reflected in the pro forma adjustments. f) Transaction costs incurred in connection with the business combination were nominal, and have not been reflected in the pro forma adjustments. 7

5. PRO FORMA EARNINGS PER SHARE The weighted average shares outstanding for Sandstorm Gold have been adjusted to reflect the additional shares resulting from the transaction described in notes 3 and 4 effective January 1, 2012. Year ended December 31, 2012 Basic weighted average number of shares 75,191,865 Special Warrant consideration issued for acquisition of Premier Royalty 5,604,277 Pro forma basic weighted average number of shares 80,796,142 Diluted weighted average number of shares 86,379,483 Special Warrant consideration issued for acquisition of Premier Royalty 5,604,277 Pro forma diluted weighted average number of common shares 91,983,760 6. CAPITAL STOCK Sandstorm Gold’s issued number of common shares of 86,009,888 as at December 31, 2012 did not change as a result of the acquisition of a controlling interest in Premier Royalty. Sandstorm Gold issued Special Warrants as part of the transaction described in notes 3 and 4 at December 31, 2012 as follows: Common Shares Special Warrants Shares and Special Warrants outstanding as at December 31, 2012 86,009,888 - Special Warrant consideration issued for acquisition of Premier Royalty - 5,604,277 Pro forma balance, December 31, 2012 86,009,888 5,604,277 As described further in notes 3 and 4, the Company issued 5,604,277 Special Warrants to Premier Gold. The Special Warrants are exercisable into common shares of the Company at no additional consideration. Premier Gold has the right to exercise up to 25% in each calendar month of the Special Warrants initially granted. The Special Warrants are exercisable until the earlier of: 1) five business days after the first advance of $30 million is made by a lender to Premier Gold providing new credit facilities to Premier Gold; 2) August 5, 2013; and 3) such later date as mutually agreed by the Company and Premier Gold, not to be later than December 31, 2013. Special Warrants which are not exercised prior to the expiry date shall be deemed to be exercised immediately prior to the time of expiry. 8

7. CONVERSION OF PREMIER ROYALTY’S HISTORICAL FINANCIAL STATEMENTS TO UNITED STATES DOLLARS These unaudited pro forma consolidated financial statements are presented in United States dollars unless otherwise stated. Accordingly, the financial information of Premier Royalty used to construct the pro forma consolidated financial statements, including the consolidated statement of financial position as at December 31, 2012 and the consolidated statement of loss for the year ended December 31, 2012 were converted from Canadian dollars (“$CAD”) to United States dollars using the following exchange rates, which are reflective of the exchange rates for the periods presented: As at December 31, 2012 – $1.0051 For the year ended December 31, 2012 – $0.9994 a) Premier Royalty’s consolidated statement of financial position at December 31, 2012 December 31, 2012 December 31, 2012 (CAD) (USD) Cash and cash equivalents 12,892 12,957 Accounts receivable 1,762 1,771 Investments 15 15 Prepaid expenses and other current assets 162 164 14,831 14,907 Royalty interests in mineral properties 57,585 57,879 Mineral properties held for sale 4,275 4,297 Equipment and leasehold improvements 40 40 Income taxes withheld 325 326 62,225 62,542 77,056 77,449 Accounts payable and accrued liabilities 2,554 2,567 Deferred income tax liabilities 2,671 2,684 Share purchase warrants 1,134 1,140 3,805 3,824 Equity Share capital 65,670 66,005 Reserves 25,199 25,328 Accumulated other comprehensive income (77) (78) Deficit (20,095) (20,197) Total equity 70,697 71,058 Total liabilities and equity 77,056 77,449 9

b) Premier Royalty’s consolidated statement of loss and comprehensive loss for the year ended December 31, 2012 Royalty revenue 2,863 2,862 Depletion (1,416) (1,416) Gross profit 1,447 1,446 Expenses Foreign exchange (7) (7) General and administrative 1,668 1,667 Charge related to public company listing 13,646 13,637 Share-based payments 2,037 2,036 17,344 17,333 Loss before finance items and income taxes Other income 34 34 Interest on long-term debt (1,336) (1,335) Long-term debt accretion (206) (206) Loss before income taxes (17,405) (17,394) Deferred income tax expense (2,671) (2,669) Loss for the year (20,076) (20,063) Basic earnings per share (4.17) (4.17) Diluted earnings per share (4.17) (4.17) Basic 4,813,272 4,813,272 Diluted 4,813,272 4,813,272 10